Filed pursuant to General Instruction II.L. of Form F-10
File Numbers 333-263337-01 and 333-263337

PROSPECTUS SUPPLEMENT

(To Prospectus Dated March 7, 2022)

US$1,450,000,000

Bell Canada

US$700,000,000 5.200% Series US-9 Notes due 2034

US$750,000,000 5.550% Series US-10 Notes due 2054

Unconditionally guaranteed as to payment of principal, interest and other obligations by BCE Inc.

Interest on the 5.200% Series US-9 Notes due 2034 offered hereby (the “2034 Notes”) and the 5.550% Series US-10 Notes due 2054 offered hereby (the “2054 Notes”, and together with the 2034 Notes, the “Offered Notes”) is payable semi-annually on February 15 and August 15 of each year, commencing on August 15, 2024. Payment of principal, interest and other payment obligations under the Offered Notes will be fully and unconditionally guaranteed by BCE Inc. (“BCE” or the “Guarantor”). Each series of Offered Notes is redeemable, in whole or in part, at the option of Bell Canada (the “Company” or “Bell Canada”) at the applicable redemption price and subject to the conditions set forth herein. See “Description of Offered Notes – Redemption”.

Each series of Offered Notes is being offered separately and not as part of a unit. No offering of either series of Offered Notes is conditioned on the offering of the other series of Offered Notes. We may sell the 2034 Notes or the 2054 Notes, or both.

Each series of Offered Notes will be senior unsecured, general obligations of Bell Canada and will rank equally with all of Bell Canada’s existing and future senior unsecured indebtedness, but will be effectively junior to obligations of Bell Canada’s subsidiaries. See “Description of Offered Notes – General”.

The offering of each series of the Offered Notes is made by a Canadian issuer that is permitted, under the multijurisdictional disclosure system adopted by the United States and Canada, to prepare this prospectus supplement and the accompanying prospectus in accordance with the disclosure requirements of all the provinces and territories of Canada. Prospective investors in the United States should be aware that such requirements are different from those of the United States.

Investing in the Offered Notes involves certain risks. See “Risk Factors” in the accompanying prospectus and Section B entitled “Business Risks” of the BCE Safe Harbour Notice Concerning Forward-Looking Statements dated February 8, 2024.

The Offered Notes are only being offered to institutions, and not to individuals.

Prospective investors should be aware that the acquisition of the Offered Notes described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be fully described herein. See “Material United States Federal Income Tax Consequences” and “Material Canadian Income Tax Consequences”.

Bell Canada’s head and registered office is located at 1, Carrefour Alexander-Graham-Bell, Building A, 7th Floor, Verdun (Québec) H3E 3B3.

The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Company is a Canadian corporation, that a majority of its officers and directors are residents of Canada, that some of the underwriters or experts named in the registration statement are residents of Canada and that a substantial portion of the assets of the Company and said persons are located outside the United States.

These securities have not been approved or disapproved by the U.S. Securities and Exchange Commission (the “SEC”) or any U.S. state securities regulator nor has the SEC or any U.S. state securities regulator passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Per 2034 Note	Total		Per 2054 Note	Total
Public offering price(1)	99.823%	US$	698,761,000	99.869%	US$	749,017,500
Underwriting discount	0.650%	US$	4,550,000	0.875%	US$	6,562,500
Proceeds to the Company (before expenses)(1)	99.173%	US$	694,211,000	98.994%	US$	742,455,000

(1) Plus accrued interest, if any, from February 15, 2024, if settlement occurs after that date.

The underwriters are offering the Offered Notes subject to various conditions. The underwriters expect to deliver the Offered Notes to purchasers in book-entry form only through the facilities of The Depository Trust Company (“DTC”) and its direct and indirect participants, including Euroclear Bank NV/SA (“Euroclear”) and Clearstream Banking, SA (“Clearstream”), on or about February 15, 2024.

Joint Book-Running Managers

BofA Securities	RBC Capital Markets	CIBC Capital Markets	Mizuho	Scotiabank	SMBC Nikko

National Bank of Canada Financial Markets	Wells Fargo Securities

Co-Managers

BMO Capital Markets	Citigroup	Desjardins Capital Markets

TD Securities		Casgrain & Company Limited

The date of this prospectus supplement is February 12, 2024.

There is no established trading market through which either series of the Offered Notes may be sold and investors may not be able to resell either series of the Offered Notes purchased under this prospectus supplement and the accompanying prospectus. This may affect the pricing of either series of the Offered Notes in the secondary market, the transparency and availability of trading prices, the liquidity of the securities, and the extent of issuer regulation.

This prospectus supplement has been prepared on the basis that any offer of the Offered Notes in any member state of the European Economic Area (“EEA”) will be made pursuant to an exemption under Regulation (EU) 2017/1129 (as amended, the “Prospectus Regulation”) from the requirement to produce or publish a prospectus for offers of Offered Notes. Accordingly, any person making or intending to make an offer within a member state of the EEA of the Offered Notes which are the subject of an offering contemplated in this prospectus supplement may only do so to legal entities which are qualified investors as defined in the Prospectus Regulation, provided that no such offer of Offered Notes shall require the Company or any underwriter to produce or publish a prospectus pursuant to Article 3 of the Prospectus Regulation in relation to such offer. Neither the Company nor any underwriter has authorized, nor do they authorize, the making of any offer of the Offered Notes to any legal entity which is not a qualified investor as defined in the Prospectus Regulation. Neither the Company nor the underwriters have authorized, nor do they authorize, the making of any offer of Offered Notes through any financial intermediary, other than offers made by the underwriters, which constitute the final placement of the Offered Notes contemplated in this prospectus supplement.

Prohibition of Sales to EEA retail investors – The Offered Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the EEA. For these purposes, a “retail investor” means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended, the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in the Prospectus Regulation. Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the Offered Notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the Offered Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

This prospectus supplement has been prepared on the basis that any offer of the Offered Notes in the United Kingdom (“UK”) will be made pursuant to an exemption under Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (the “UK Prospectus Regulation”) and the Financial Services and Markets Act 2000 (as amended, the “FSMA”) from the requirement to produce or publish a prospectus for offers of Offered Notes. Accordingly, any person making or intending to make an offer in the UK of the Offered Notes which are the subject of an offering contemplated in this prospectus supplement may only do so to legal entities which are qualified investors as defined in the UK Prospectus Regulation, provided that no such offer of Offered Notes shall require the Company or any underwriter to produce or publish a prospectus pursuant to Article 3 of the UK Prospectus Regulation or section 85 of the FSMA, in each case in relation to such offer. Neither the Company nor any underwriter has authorized, nor do they authorize, the making of any offer of the Offered Notes to any legal entity which is not a qualified investor as defined in the UK Prospectus Regulation. Neither the Company nor the underwriters have authorized, nor do they authorize, the making of any offer of Offered Notes through any financial intermediary, other than offers made by the underwriters, which constitute the final placement of the Offered Notes contemplated in this prospectus supplement.

Prohibition of Sales to UK retail investors – The Offered Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the UK. For these purposes, a “retail investor” means a person who is one (or more) of: (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (as amended, the “EUWA”); (ii) a customer within the meaning of the provisions of the FSMA and any rules or regulations made under the FSMA to implement Directive (EU) 2016/97, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the EUWA (“UK MiFIR”); or (iii) not a qualified investor as defined in Article 2 of the UK Prospectus Regulation. Consequently no key information document required by

Regulation (EU) No 1286/2014 as it forms part of domestic law by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering or selling the Offered Notes or otherwise making them available to retail investors in the UK has been prepared and therefore offering or selling the Offered Notes or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation.

In connection with the offering of each series of the Offered Notes, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of either series of the Offered Notes. Such transactions, if commenced, may be discontinued at any time. See “Underwriting”.

The underwriters are affiliates of banks which are members of a syndicate of financial institutions that has made available to the Company a credit facility. Accordingly, under applicable Canadian securities laws, the Company may be considered a “connected issuer” of such underwriters. See “Underwriting”.

We have not, and the underwriters have not, authorized anyone to provide you with any information other than that contained in or incorporated by reference in this prospectus supplement, the accompanying prospectus and any related free writing prospectus we file with the SEC. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are not, and the underwriters are not, making an offer of either series of the Offered Notes in any jurisdiction where the offer is not permitted. You should not assume that the information contained in or incorporated by reference in this prospectus supplement, the accompanying prospectus or any related free writing prospectus we file with the SEC is accurate as of any date other than the date hereof, thereof or the date of such incorporated information. Our business, financial condition, results of operations and prospects may have changed since those respective dates.

It is expected that delivery of each series of the Offered Notes will be made against payment therefor on or about February 15, 2024, which will be three business days following the date of this prospectus supplement (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade their Offered Notes on the date of this prospectus supplement will be required, by virtue of the fact that the Offered Notes will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Offered Notes who wish to trade their Offered Notes on the date of this prospectus supplement should consult their own advisors.

Prospectus Supplement

Prospectus

ABOUT THIS DOCUMENT

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of the Offered Notes being offered and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference herein and therein. The second part, the prospectus, gives more general information, some of which may not apply to the Offered Notes being offered under this prospectus supplement. This prospectus supplement is deemed to be incorporated by reference into the accompanying prospectus solely for the purposes of the offer of Offered Notes constituted by this prospectus supplement.

In this prospectus supplement, unless the context otherwise indicates, the “Company”, “Bell Canada”, “we”, “us” and “our” each refer to Bell Canada and its subsidiaries.

If the description of the Offered Notes or any other information varies between this prospectus supplement and the accompanying prospectus (including the documents incorporated by reference herein and therein), the investor should rely on the information in this prospectus supplement.

The Company does not undertake to update the information contained or incorporated by reference herein except as required by applicable securities laws. Information contained on, or otherwise accessed through, the website of the Company shall not be deemed to be a part of this prospectus supplement and accompanying prospectus and such information is not incorporated by reference herein.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

All dollar amounts referred to in this prospectus supplement are in Canadian dollars unless otherwise specifically expressed. On February 9, 2024 the Bank of Canada average daily exchange rate was US$1.00 equals $1.3458.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents, which are not specifically listed in the accompanying prospectus, and which have been filed by Bell Canada or BCE, as the case may be, with the provincial securities regulatory authorities in Canada, are specifically incorporated by reference in and form an integral part of this prospectus supplement:

(a)	Section B entitled “Business Risks” of BCE’s Safe Harbour Notice Concerning Forward-Looking Statements dated February 8, 2024;

(b)

Bell Canada’s unaudited Selected Summary Financial Information for the years ended December 31, 2022 and 2021, filed on the System for Electronic Document Analysis and Retrieval (“SEDAR+”) under the document type “Other” on March 3, 2023;

(c)

BCE’s audited consolidated financial statements as at and for the years ended December 31, 2022 and 2021 and notes related thereto, and the Report of Independent Registered Public Accounting Firm thereon and the Report of Independent Registered Public Accounting Firm on BCE’s internal control over financial reporting as of December 31, 2022 as included on pages 116-117 and page 113, respectively, of BCE’s 2022 Annual Financial Report;

(d)	BCE’s Management Discussion and Analysis for the years ended December 31, 2022 and 2021;

(e)	BCE’s Annual Information Form dated March 2, 2023 for the year ended December 31, 2022;

(f)	BCE’s Management Proxy Circular dated March 2, 2023 in connection with the annual general meeting of the shareholders of BCE held on May 4, 2023;

(g)	Bell Canada’s unaudited Selected Summary Financial Information for the three-month period ended March 31, 2023, filed on SEDAR+ under the document type “Other” on May 4, 2023;

(h)	BCE’s unaudited interim consolidated financial statements for the three-month periods ended March 31, 2023 and 2022;

(i)	BCE’s Management’s Discussion and Analysis for the three-month period ended March 31, 2023 and 2022;

(j)	Bell Canada’s unaudited Selected Summary Financial Information for the three and six-month period ended June 30, 2023, filed on SEDAR+ under the document type “Other” on August 3, 2023;

(k)	BCE’s unaudited interim consolidated financial statements for the three and six-month period ended June 30, 2023 and 2022;

(l)	BCE’s Management’s Discussion and Analysis for the three and six-month period ended June 30, 2023 and 2022;

(m)	Bell Canada’s unaudited Selected Summary Financial Information for the three and nine-month period ended September 30, 2023, filed on SEDAR+ under the document type “Other” on November 2, 2023;

(n)	BCE’s unaudited interim consolidated financial statements for the three and nine-month period ended September 30, 2023 and 2022; and

(o)	BCE’s Management’s Discussion and Analysis for the three and nine-month period ended September 30, 2023 and 2022.

Any document of the type required by National Instrument 44-101 – Short Form Prospectus Distributions to be incorporated by reference into a short form prospectus, including any annual information forms, material change reports (excluding any confidential material change report), business acquisition reports, interim financial statements, annual financial statements (in each case, including exhibits containing updated earnings coverage information) and the independent registered public accounting firm’s report thereon, management’s discussion and analysis and information circulars filed by BCE with securities commissions or similar authorities in Canada subsequent to the date of this prospectus supplement and prior to the termination of any offering under this prospectus supplement shall be deemed to be incorporated by reference into this prospectus supplement and the accompanying prospectus.

Any material change report (excluding any confidential material change report) and selected summary financial information filed by Bell Canada with the various securities commissions or similar securities regulatory authorities in Canada after the date of this prospectus supplement and prior to the termination of any offering under this prospectus supplement shall be deemed to be incorporated by reference into this prospectus supplement.

Pursuant to the exemption provided under Section 13.4 of National Instrument 51-102 - Continuous Disclosure Obligations, Bell Canada does not file with the securities commissions and similar securities regulatory authorities in Canada separate continuous disclosure information regarding Bell Canada except for: (a) the selected summary financial information referred to above, and (b) a material change report for a material change in respect of the affairs of Bell Canada that is not also a material change in the affairs of BCE.

Any statement contained in this prospectus supplement or the accompanying prospectus or in a document incorporated or deemed to be incorporated by reference in this prospectus supplement or the accompanying prospectus will be deemed to be modified or superseded, for purposes of this prospectus supplement and the accompanying prospectus, to the extent that a statement contained in this prospectus supplement or the accompanying prospectus or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference into this prospectus supplement or the accompanying prospectus modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement or the accompanying prospectus.

Prospective investors may read and download the documents we have filed or furnished on the SEC’s Electronic Data Gathering and Retrieval (“EDGAR”) system website at www.sec.gov or any public document we have filed with the securities regulatory authorities in each of the provinces of Canada on SEDAR+ at www.sedarplus.com. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Bell Canada, at 1, Carrefour Alexander-Graham-Bell, Building A, 7th Floor, Verdun (Québec), H3E 3B3, (514) 786-8424.

SUMMARY

The following summary contains information about the Offered Notes. It does not contain all of the information that may be important to you in making a decision to purchase the Offered Notes. For a more complete understanding of the offering of each series of the Offered Notes, we urge you to read this entire prospectus supplement, the accompanying prospectus and the documents incorporated by reference in their entirety before making any investment decisions, including the information set forth under the captions “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” in the accompanying prospectus and Section B entitled “Business Risks” of the BCE Safe Harbour Notice Concerning Forward-Looking Statements dated February 8, 2024.

Recent Developments

Workforce restructuring

On February 8, 2024, BCE announced that Bell Canada was taking action to lower its cost structure and align costs to the revenue potential of each business segment, including a workforce restructuring initiative reducing approximately 4,800 positions or 9% of all BCE employees in 2024.

Summary of BCE Unaudited Fourth Quarter and Annual 2023 Results

On February 8, 2024, BCE announced its unaudited consolidated results for the fourth quarter (“Q4”) and full year 2023. The reports of Deloitte LLP incorporated by reference in this prospectus refer exclusively to the historical financial statements incorporated by reference therein and do not extend to the financial information for the fourth quarter or fiscal-year 2023 included in this prospectus and should not be read to do so. The unaudited financial highlights for the three-month period and year ended December 31, 2023, along with comparative figures for the corresponding periods of 2022, are summarized below:

Financial Highlights

($ millions except per share amounts) (unaudited)	Q4 2023	Q4 2022	% change	2023	2022	% change
BCE
Operating revenues	6,473	6,439	0.5%	24,673	24,174	2.1%
Net earnings	435	567	(23.3%)	2,327	2,926	(20.5%)
Net earnings attributable to common shareholders	382	528	(27.7%)	2,076	2,716	(23.6%)
Adjusted net earnings[1]	691	654	5.7%	2,926	3,057	(4.3%)
Adjusted EBITDA[1]	2,567	2,437	5.3%	10,417	10,199	2.1%
Net earnings per common share (EPS)	0.42	0.58	(27.6%)	2.28	2.98	(23.5%)
Adjusted EPS[1]	0.76	0.71	7.0%	3.21	3.35	(4.2%)
Cash flows from operating activities	2,373	2,056	15.4%	7,946	8,365	(5.0%)
Capital expenditures	(1,029)	(1,638)	37.2%	(4,581)	(5,133)	10.8%
Free cash flow[1]	1,289	376	242.8%	3,144	3,067	2.5%

[1]

Adjusted net earnings and free cash flow are non-GAAP financial measures, adjusted EPS is a non-GAAP ratio, and Adjusted EBITDA is a total of segments measure. Refer to the Non-GAAP and Other Financial Measures section of this prospectus supplement for more information on these measures.

BCE operating revenue in Q4 increased 0.5% over Q4 2022 to $6,473 million, due to 3.6% higher product revenue of $1,125 million, driven by a greater sales mix of higher-value mobile phones and lower year-over-year device discounting during the Black Friday and December holiday sales periods. Service revenue was down 0.1% to $5,348 million, as a year-over-year decline at Bell Media was mostly offset by growth at Bell Communication and Technology Services (Bell CTS). For full-year 2023, BCE operating revenue grew 2.1% to $24,673 million with year-over-year increases of 0.9% in service revenue and 9.4% in product revenue.

Net earnings in Q4 decreased 23.3% to $435 million and net earnings attributable to common shareholders totalled $382 million, or $0.42 per share, down 27.7% and 27.6% respectively. The year-over-year declines were due to higher other expense, which included a $204 million non-cash loss on BCE’s share of an obligation to repurchase at fair value the minority interest in one of its joint venture equity investments, higher interest expense, increased depreciation and amortization expense, and higher severance, acquisition and other costs. These factors were partly offset by higher adjusted EBITDA, lower asset impairment charges mainly related to Bell Media’s French-language TV properties and broadcast licenses, a higher net return on post-employment benefit plans and lower income taxes. For full-year 2023, net earnings decreased 20.5% to $2,327 million and net earnings attributable to common shareholders were $2,076 million, or $2.28 per share, down 23.6% and 23.5% respectively.

Adjusted net earnings were up 5.7% in Q4 to $691 million, delivering a 7.0% increase in adjusted EPS to $0.76. For full-year 2023, adjusted net earnings were down 4.3% to $2,926 million, resulting in a 4.2% decrease in adjusted EPS to $3.21.

Adjusted EBITDA was up 5.3% in Q4 to $2,567 million, reflecting increases of 4.8% at Bell CTS and 14.7% at Bell Media. Due to better promotional offer discipline and the flow-through of high-margin service revenue at Bell CTS and a 2.4% year-over-year improvement in operating costs, driven mainly by lower programming costs at Bell Media, lower storm recovery costs as well as the favourable impact of various cost reduction initiatives and other operating efficiencies across the organization, BCE’s consolidated adjusted EBITDA margin2 increased 1.9 percentage points to 39.7% from 37.8% in Q4 2022. For full-year 2023, adjusted EBITDA grew 2.1% to $10,417 million, while BCE’s adjusted EBITDA margin remained stable at 42.2% despite 2.0% higher operating costs.

BCE capital expenditures in Q4 were $1,029 million, down 37.2% from $1,638 million in Q4 last year, corresponding to a capital intensity3 of 15.9%, compared to 25.4% in Q4 2022. This brought total 2023 capital expenditures to $4,581 million, down from $5,133 million the year before, for a capital intensity of 18.6% compared to 21.2% in 2022. The year-over-year decrease was due to an unplanned additional $105 million decrease in Q4 as a direct result of the CRTC’s decision in November 2023 to mandate wholesale access to Bell’s all fibre network, in addition to a planned reduction in capital spending on our wireless 5G and pure fibre networks consistent with our more modest buildout targets for 2023 compared to 2022.

BCE cash flows from operating activities in Q4 were $2,373 million, up 15.4% from Q4 2022, reflecting lower cash taxes, due mainly to the timing of tax instalment payments, increased cash from working capital and higher adjusted EBITDA, partly offset by higher interest paid and higher severance, acquisition and other costs paid. For full-year 2023, despite higher adjusted EBITDA, BCE cash flows from operating activities totalled $7,946 million, down 5.0% from 2022, due mainly to higher interest paid and lower cash from working capital.

Free cash flow increased $913 million, or 242.8%, in Q4 to $1,289 million from $376 million in Q4 2022, driven by lower capital expenditures and higher cash flows from operating activities excluding

[2]

Adjusted EBITDA margin is defined as adjusted EBITDA divided by operating revenues. Refer to Key Performance Indicators (KPIs) section of this prospectus supplement for more information on adjusted EBITDA margin.

[3]

Capital intensity is defined as capital expenditures divided by operating revenues. Refer to Key Performance Indicators (KPIs) section of this prospectus supplement for more information on capital intensity.

acquisition and other costs paid. For full-year 2023, BCE free cash flow grew 2.5% to $3,144 million, up from $3,067 million in 2022.

Non-GAAP and Other Financial Measures

BCE uses various financial measures to assess its business performance. Certain of these measures are calculated in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS or GAAP) while certain other measures do not have a standardized meaning under GAAP. We believe that our GAAP financial measures, read together with adjusted non-GAAP and other financial measures, provide readers with a better understanding of how management assesses BCE’s performance.

National Instrument 52-112, Non-GAAP and Other Financial Measures Disclosure, prescribes disclosure requirements that apply to the following specified financial measures:

•	Non-GAAP financial measures;

•	Non-GAAP ratios;

•	Total of segments measures;

•	Capital management measures; and

•	Supplementary financial measures.

This section provides a description and classification of the specified financial measures contemplated by NI 52-112 that we use in this prospectus supplement to explain our financial results except that, for supplementary financial measures, an explanation of such measures is provided where they are first referred to in this prospectus supplement if the supplementary financial measures’ labelling is not sufficiently descriptive.

Non-GAAP Financial Measures

A non-GAAP financial measure is a financial measure used to depict our historical or expected future financial performance, financial position or cash flow and, with respect to its composition, either excludes an amount that is included in, or includes an amount that is excluded from, the composition of the most directly comparable financial measure disclosed in BCE’s consolidated primary financial statements. We believe that non-GAAP financial measures are reflective of our on-going operating results and provide readers with an understanding of management’s perspective on and analysis of our performance.

Below are descriptions of the non-GAAP financial measures that we use in this prospectus supplement to explain our results as well as reconciliations to the most directly comparable IFRS financial measures.

Adjusted net earnings — Adjusted net earnings is a non-GAAP financial measure and it does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define adjusted net earnings as net earnings attributable to common shareholders before severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net equity losses (gains) on investments in associates and joint ventures, net losses (gains) on investments, early debt redemption costs, impairment of assets and discontinued operations, net of tax and non-controlling interests (“NCI”).

We use adjusted net earnings and we believe that certain investors and analysts use this measure, among other ones, to assess the performance of our businesses without the effects of severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net equity losses (gains) on investments in associates and joint ventures, net losses (gains) on investments, early debt redemption costs, impairment of assets and discontinued operations, net of tax and NCI. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

The most directly comparable IFRS financial measure is net earnings attributable to common shareholders.

The following table is a reconciliation of net earnings attributable to common shareholders to adjusted net earnings on a consolidated basis.

($ millions)

	Q4 2023	Q4 2022	2023	2022
Net earnings attributable to common shareholders	382	528	2,076	2,716
Reconciling items
Severance, acquisition and other costs	41	19	200	94
Net mark-to-market (gains) losses on derivatives used to economically hedge equity settled share-based compensation plans	(6)	(27)	103	53
Net equity losses on investments in associates and joint ventures	204	-	581	42
Net (gains) losses on investments	(2)	29	(80)	(24)
Early debt redemption costs	-	-	1	18
Impairment of assets	109	150	143	279
Income taxes for the above reconciling items	(39)	(37)	(100)	(117)
Non-controlling interest (NCI) for the above reconciling items	2	(8)	2	(4)

Adjusted net earnings	691	654	2,926	3,057

Free cash flow — Free cash flow is a non-GAAP financial measure and it does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define free cash flow as cash flows from operating activities, excluding cash from discontinued operations, acquisition and other costs paid (which include significant litigation costs) and voluntary pension funding, less capital expenditures, preferred share dividends and dividends paid by subsidiaries to NCI. We exclude cash from discontinued operations, acquisition and other costs paid and voluntary pension funding because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

We consider free cash flow to be an important indicator of the financial strength and performance of our businesses. Free cash flow shows how much cash is available to pay dividends on common shares, repay debt and reinvest in our company. We believe that certain investors and analysts use free cash flow to value a business and its underlying assets and to evaluate the financial strength and performance of our businesses. The most directly comparable IFRS financial measure is cash flows from operating activities.

The following table is a reconciliation of cash flows from operating activities to free cash flow on a consolidated basis.

($ millions)

	Q4 2023	Q4 2022	2023	2022
Cash flows from operating activities	2,373	2,056	7,946	8,365
Capital expenditures	(1,029)	(1,638)	(4,581)	(5,133)
Cash dividends paid on preferred shares	(46)	(42)	(182)	(136)
Cash dividends paid by subsidiaries to NCI	(12)	(3)	(47)	(39)
Acquisition and other costs paid	3	3	8	10

Free cash flow	1,289	376	3,144	3,067

Non-GAAP Ratios

A non-GAAP ratio is a financial measure disclosed in the form of a ratio, fraction, percentage or similar representation and that has a non-GAAP financial measure as one or more of its components.

Below is a description of the non-GAAP ratio that we use in this prospectus supplement to explain our results.

Adjusted EPS — Adjusted EPS is a non-GAAP ratio and it does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define adjusted EPS as adjusted net earnings per BCE common share. Adjusted net earnings is a non-GAAP financial measure. For further details on adjusted net earnings refer to Non-GAAP Financial Measures above.

We use adjusted EPS, and we believe that certain investors and analysts use this measure, among other ones, to assess the performance of our businesses without the effects of severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net equity losses (gains) on investments in associates and joint ventures, net losses (gains) on investments, early debt redemption costs, impairment of assets and discontinued operations, net of tax and NCI. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

Total of Segments Measures

A total of segments measure is a financial measure that is a subtotal or total of 2 or more reportable segments and is disclosed within the Notes to BCE’s consolidated primary financial statements.

Below is a description of the total of segments measure that we use in this prospectus supplement to explain our results as well as a reconciliation to the most comparable IFRS financial measure.

Adjusted EBITDA — Adjusted EBITDA is a total of segments measure. We define adjusted EBITDA as operating revenues less operating costs as shown in BCE’s consolidated income statements.

The most directly comparable IFRS financial measure is net earnings. The following table is a reconciliation of net earnings to adjusted EBITDA on a consolidated basis.

($ millions)

	Q4 2023	Q4 2022	2023	2022
Net earnings	435	567	2,327	2,926
Severance, acquisition and other costs	41	19	200	94
Depreciation	954	922	3,745	3,660
Amortization	299	270	1,173	1,063
Finance costs
Interest expense	399	319	1,475	1,146
Net return on post-employment benefit obligations	(27)	(13)	(108)	(51)
Impairment of assets	109	150	143	279
Other expense (income)	147	(19)	466	115
Income taxes	210	222	996	967

Adjusted EBITDA	2,567	2,437	10,417	10,199

Supplementary Financial Measures

A supplementary financial measure is a financial measure that is not reported in BCE’s consolidated financial statements, and is, or is intended to be, reported periodically to represent historical or expected future financial performance, financial position, or cash flows.

An explanation of such measures is provided where they are first referred to in this prospectus supplement if the supplementary financial measures’ labelling is not sufficiently descriptive.

Key Performance Indicators (KPIs)

We use adjusted EBITDA margin and capital intensity to measure the success of our strategic imperatives. These key performance indicators are not accounting measures and may not be comparable to similar measures presented by other issuers.

The Offerings

A brief description of the material terms of the offerings follows. For a more complete description of the Offered Notes, see “Description of Offered Notes” in this prospectus supplement and “Description of the Debt Securities” in the accompanying prospectus.

Issuer	Bell Canada

Guarantor	BCE Inc.

Offered Notes	US$700,000,000 principal amount of 5.200% Series US-9 Notes due 2034 (the “2034 Notes”)

US$750,000,000 principal amount of 5.550% Series US-10 Notes due 2054 (the “2054 Notes”, and together with the 2034 Notes, the “Offered Notes”)

Maturity Dates	2034 Notes: February 15, 2034

2054 Notes: February 15, 2054

Interest Rate and Payment Dates	2034 Notes: Interest on the 2034 Notes will accrue at a rate of 5.200% per year, payable semi-annually on February 15 and August 15 of each year, commencing on August 15, 2024.

2054 Notes: Interest on the 2054 Notes will accrue at a rate of 5.550% per year, payable semi-annually on February 15 and August 15 of each year, commencing on August 15, 2024.

Optional Redemption	We may redeem either series of Offered Notes at the applicable redemption price and subject to the conditions as described under “Description of Offered Notes – Redemption”.

Change of Control Repurchase

We will be required to offer payment in cash to each holder of the applicable series of Offered Notes equal to 101% of the outstanding principal amount together with accrued and unpaid interest to the date of repurchase upon a Change of Control Triggering Event (as defined herein). See “Description of Offered Notes – Repurchase upon Change of Control Triggering Event”.

Ranking	Each series of Offered Notes will be unsecured and will rank pari passu with all other unsecured and unsubordinated indebtedness of Bell Canada.

Certain Covenants

Each series of Offered Notes will be issued pursuant to the indenture dated as of September 12, 2016 (as supplemented and amended from time to time in accordance with the terms thereof, the “U.S. Indenture”), among the Company, the Guarantor and The Bank of New York Mellon, as trustee (the “U.S. Trustee”). The U.S. Indenture, among other things, limits our ability to incur certain liens and our ability to sell our assets as a whole or to merge with or into other companies.

These covenants are subject to a number of important qualifications and limitations. For more details, see “Description of the Debt Securities” in the accompanying prospectus.

Additional Amounts

All payments made by Bell Canada or the Guarantor in respect of either series of Offered Notes will be made free and clear of, and without withholding or deduction for or on account of, any tax or other government charge imposed, withheld or assessed by or on behalf of any taxing jurisdiction in which Bell Canada or the Guarantor is organized, resident or doing business for tax purposes, or from or through which any payment is made by or on behalf of Bell Canada or the Guarantor, or any political subdivision thereof or therein unless such withholding or deduction is required by law. If any applicable withholding agent is required by law to make any such withholding or deduction, Bell Canada or the Guarantor, as the case may be, shall pay such additional amounts as will result in receipt by the person in respect of which such withholding tax is imposed of such amounts, after all required withholdings or deductions (including with respect to the Additional Amounts), as would have been received by such person had no such withholding or deduction been required. See “Description of Offered Notes — Additional Amounts”.

Use of Proceeds

Bell Canada intends to use the net proceeds from the offering of each series of the Offered Notes for the repayment at maturity of Bell Canada’s US$600,000,000 Series US-3 Notes due March 2024, to fund the remaining payment for the 3800 MHz spectrum licenses secured by Bell Mobility Inc. through the Canadian government’s 3800 MHz spectrum auction and other general corporate purposes, which may include the repayment of short-term debt. See “Use of Proceeds”.

Form and Denomination	Each series of Offered Notes will be issued only in registered form in minimum denominations of US$2,000 and integral multiples of US$1,000 in excess thereof.

Governing Law	The U.S. Indenture is, and each series of Offered Notes will be, governed by and construed in accordance with the laws of the State of New York.

No Public Trading Market

Each series of Offered Notes constitutes a new issue of securities, for which there is currently no market. We do not intend to apply for either series of the Offered Notes to be listed on any securities exchange or on any automated dealer quotation system. Accordingly, no assurance can be given as to the liquidity of the trading market for any of the Offered Notes or that an active public market for any of the Offered Notes will develop.

Tax Considerations

The acquisition, ownership and disposition of any of the Offered Notes may have tax consequences both in Canada and the United States. See “Material United States Federal Income Tax Consequences” and “Material Canadian Income Tax Consequences”.

Risk Factors	See “Risk Factors” in the accompanying prospectus and Section B entitled “Business Risks” of the BCE Safe Harbour Notice Concerning Forward-Looking Statements dated February 8, 2024.

USE OF PROCEEDS

The net proceeds to the Company from the offering of each series of the Offered Notes will be approximately US$1,435,466,000 (approximately US$693,611,000 for the 2034 Notes and approximately US$741,855,000 for the 2054 Notes or approximately $933,461,684 in Canadian dollars for the 2034 Notes and approximately $998,388,459 in Canadian dollars for the 2054 Notes, in each case converted using the Bank of Canada average daily exchange rate at February 9, 2024 of US$1.00 equals $1.3458) after deducting the underwriting discount and the other expenses related to the offerings. Bell Canada intends to use the net proceeds from the offering of each series of the Offered Notes for the repayment at maturity of Bell Canada’s US$600,000,000 Series US-3 Notes due March 2024, to fund the remaining payment for the 3800 MHz spectrum licenses secured by Bell Mobility Inc. through the Canadian government’s 3800 MHz spectrum auction and other general corporate purposes, which may include the repayment of short-term debt.

CONSOLIDATED CAPITALIZATION

The following table sets forth the consolidated capitalization of BCE (a) as at September 30, 2023 on an actual basis and (b) as at September 30, 2023 as adjusted to take into account (i) the issuance of US$700,000,000 ($942,060,000 in Canadian dollars converted using the Bank of Canada average daily exchange rate at February 9, 2024 of US$1.00 equals $1.3458) of 2034 Notes, (ii) the issuance of US$750,000,000 ($1,009,350,000 in Canadian dollars converted using the Bank of Canada average daily exchange rate at February 9, 2024 of US$1.00 equals $1.3458) of 2054 Notes, (iii) the repayment at maturity of Bell Canada’s US$600,000,000 ($807,480,000 in Canadian dollars converted using the Bank of Canada average daily exchange rate at February 9, 2024 of US$1.00 equals $1.3458) Series US-3 Notes due March 17, 2024 and (iv) the issuance on November 14, 2023 of Bell Canada’s $300,000,000 5.85% MTN Debentures, series M-57, due November 10, 2032 (v) the issuance on November 14, 2023 of Bell Canada’s $700,000,000 5.25% MTN Debentures, series M-62, due March 15, 2029 and (vi) the net issuance of approximately US$355,000,000 ($477,759,000 in Canadian dollars converted using the Bank of Canada average daily exchange rate at February 9, 2024 of US$1.00 equals $1.3458) of loans incurred under the Bell Mobility trade loan agreement since September 30, 2023.

This table should be read together with BCE’s unaudited consolidated financial statements and related notes thereto, which are incorporated by reference herein.

	As at September 30, 2023 (Actual)	As at September 30, 2023 (As Adjusted)
	(unaudited)
	($ millions)	($ millions)
Debt due within one year	$5,171	$5,171
Long-term debt	29,532	32,154

Total debt	34,703	37,325

Equity
Preferred shares	3,742	3,742
Common shares	20,859	20,859
Contributed surplus	1,230	1,230
Accumulated other comprehensive income	(145)	(145)
Deficit	(4,716)	(4,716)
Non-controlling interest	337	337

Total Equity	21,307	21,307

Total Capitalization	$56,010	$58,632

As at September 30, 2023, the total consolidated debt of Bell Canada was $35,218 million. Included in this amount is debt of $1 million due to a related party, BCE, and $539 million due to a related party, Bell MTS Inc., in each case, at September 30, 2023. There has been no material change in the share and loan capital of Bell Canada since September 30, 2023, except in connection with the transactions referred to above.

EARNINGS COVERAGE RATIO

The following earnings coverage ratios are calculated for the 12-month periods ended December 31, 2022 and September 30, 2023, respectively, and give effect to the issuance and redemption of all long-term debt since January 1, 2022 and October 1, 2022, respectively, including (i) the issuance of US$700,000,000 ($942,060,000 in Canadian dollars converted using the Bank of Canada average daily exchange rate at February 9, 2024 of US$1.00 equals $1.3458) of 2034 Notes, (ii) the issuance of US$750,000,000 ($1,009,350,000 in Canadian dollars converted using the Bank of Canada average daily exchange rate at February 9, 2024 of US$1.00 equals $1.3458) of 2054 Notes, (iii) the repayment at maturity of Bell Canada’s US$600,000,000 ($807,480,000 in Canadian dollars converted using the Bank of Canada average daily exchange rate at February 9, 2024 of US$1.00 equals $1.3458) Series US-3 Notes due March 17, 2024, (iv) the issuance on November 14, 2023 of Bell Canada’s $300,000,000 5.85% MTN Debentures, series M-57, due November 10, 2032 (v) the issuance on November 14, 2023 of Bell Canada’s $700,000,000 5.25% MTN Debentures, series M-62, due March 15, 2029 and (vi) the net issuance of approximately US$355,000,000 ($477,759,000 in Canadian dollars converted using the Bank of Canada average daily exchange rate at February 9, 2024 of US$1.00 equals $1.3458) of loans incurred under the Bell Mobility trade loan agreement since September 30, 2023, as if these transactions occurred on January 1, 2022 and October 1, 2022, respectively.

After giving effect to the above transactions, BCE’s interest on debt requirements amounted to $1,688 million and $1,806 million for the 12-month periods ended December 31, 2022 and September 30, 2023, respectively. BCE’s net earnings attributable to owners of BCE before interest expense and income tax were $4,981 million and $4,808 million for the 12-month periods ended December 31, 2022 and September 30, 2023, respectively, which is 3.0 times and 2.7 times BCE’s interest on debt requirements for such periods. BCE’s net earnings attributable to owners of BCE before interest expense, income tax and non-controlling interest were $5,039 million and $4,862 million for the 12-month periods ended December 31, 2022 and September 30, 2023, respectively, which is 3.0 times and 2.7 times BCE’s interest on debt requirements for such periods.

The earnings coverage ratios set out above do not purport to be indicative of an earnings coverage ratio for any future period.

DESCRIPTION OF OFFERED NOTES

The following description of the Offered Notes is a summary of certain of their material attributes and characteristics, which does not purport to be complete in every detail and is qualified in its entirety by reference to the U.S. Indenture (as defined below). The following summary uses words and terms which have been defined in the accompanying prospectus and which are defined in the U.S. Indenture. For full particulars of the terms of the Offered Notes, reference is made to the accompanying prospectus and the U.S. Indenture.

General

Each series of Offered Notes will be issued pursuant to the indenture dated as of September 12, 2016 (as supplemented and amended from time to time in accordance with the terms thereof, the “U.S. Indenture”), among Bell Canada, as issuer, BCE, as Guarantor, and The Bank of New York Mellon, as trustee (the “U.S. Trustee”).

The aggregate principal amount of the 2034 Notes will be US$700,000,000 and the aggregate principal amount of the 2054 Notes will be US$750,000,000. The aggregate principal amount of debt securities authorized under the U.S. Indenture is unlimited and debt securities may be issued from time to time in one or more series and in one or more tranches within a series thereunder.

With respect to each series of Offered Notes, under the U.S. Indenture, Bell Canada has the right, without the consent of the holders of the applicable series of Offered Notes, to issue unsecured debt securities with terms different from the applicable series of Offered Notes or to reopen such series of Offered Notes and issue additional Offered Notes having terms identical to the applicable series of Offered Notes offered hereby. After the issuance of each series of Offered Notes, Bell Canada will have the right, without first obtaining the consent of the holders of the applicable series of Offered Notes, to issue additional unsecured debt securities with terms different from such series of Offered Notes (and any other issued and outstanding series of unsecured debt securities) as well as to reopen and issue additional debt securities of such series.

Each series of Offered Notes will be issued only in fully registered form, without coupons, in minimum denominations of US$2,000 and integral multiples of US$1,000 in excess thereof and will be represented by Global Securities (as defined below) registered in the name of DTC or its nominee.

Neither series of Offered Notes will be entitled to the benefit of any sinking fund.

Maturity and Interest

The 2034 Notes will be dated as of their date of issue, will mature on February 15, 2034, and will bear interest at the rate of 5.200% per annum from the date of issue, payable semi-annually in arrears on February 15 and August 15 of each year, to the persons in whose name the 2034 Notes are registered at the close of business on the preceding February 1 or August 1, respectively.

The 2054 Notes will be dated as of their date of issue, will mature on February 15, 2054, and will bear interest at the rate of 5.550% per annum from the date of issue, payable semi-annually in arrears on February 15 and August 15 of each year, to the persons in whose name the 2054 Notes are registered at the close of business on the preceding February 1 or August 1, respectively.

Interest on each series of Offered Notes will be computed on the basis of a 360-day year consisting of twelve 30-day months.

If any date on which principal of or interest on the applicable series of Offered Notes is payable is not a business day, then payment of the principal or interest payable on that date will be made on the next succeeding date which is a business day (and without any additional interest or other payment in respect of any delay), with the same force and effect as if made on such date.

Principal and interest on each series of Offered Notes will be payable in lawful money of the United States.

Unless Bell Canada redeems any Offered Notes earlier, Bell Canada will, on maturity, repay the indebtedness represented by such Offered Notes by paying the U.S. Trustee in lawful money of the United States an amount equal to the principal amount of such outstanding Offered Notes plus accrued and unpaid interest thereon.

Ranking

Each series of Offered Notes will be unsecured and will rank pari passu with all other unsecured and unsubordinated indebtedness of Bell Canada.

Guarantee

Payment of principal, premium, if any, and interest on each series of Offered Notes will be fully and unconditionally guaranteed on an unsecured, unsubordinated basis by the Guarantor (the “Guarantee”). For further information on the Guarantee, see “Description of the Debt Securities — The Indentures — Guarantee” in the accompanying prospectus.

Redemption

(1)	Redemption at the Option of Bell Canada

At any time prior to November 15, 2033 (the date that is three months prior to the maturity date of the 2034 Notes (the “2034 Make Whole Date”)) with respect to the 2034 Notes, and at any time prior to August 15, 2053 (the date that is six months prior to the maturity date of the 2054 Notes (the “2054 Make Whole Date”, and each 2034 Make Whole Date and 2054 Make Whole Date, a “Make Whole Date”)) with respect to the 2054 Notes, Bell Canada may redeem the Offered Notes, in whole or in part, upon not less than 15 nor more than 60 days’ notice at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(i)	100% of the principal amount of the applicable series of Offered Notes to be redeemed; and

(ii)

(a) as determined by Bell Canada, the sum of the present values of the remaining scheduled payments of principal and interest on the applicable series of Offered Notes to be redeemed (assuming for this purpose that the applicable series of Offered Notes are scheduled to mature on the applicable Make Whole Date) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 20 basis points in the case of the 2034 Notes and 20 basis points in the case of the 2054 Notes, less (b) interest accrued on the applicable series of Offered Notes to be redeemed to the date of their redemption, plus, in either case, accrued and unpaid interest on the applicable series of Offered Notes to be redeemed to but excluding the applicable redemption date.

At any time on or after the 2034 Make Whole Date with respect to the 2034 Notes, Bell Canada may redeem the 2034 Notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the 2034 Notes to be redeemed, plus accrued and unpaid interest on the 2034 Notes to be redeemed to but excluding their redemption date. At any time on or after the 2054 Make Whole Date with respect to the 2054 Notes, Bell Canada may redeem the 2054 Notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the 2054 Notes to be redeemed, plus accrued and unpaid interest on the 2054 Notes to be redeemed to but excluding their redemption date.

“Treasury Rate” means, with respect to any redemption date, the yield determined by Bell Canada in accordance with the following two paragraphs.

The Treasury Rate shall be determined by Bell Canada after 4:15 p.m., New York City time (or after such time as yields on U.S. government securities are posted daily by the Board of Governors of the Federal Reserve

System), on the third business day preceding the redemption date based upon the yield or yields for the most recent day that appear after such time on such day in the most recent statistical release published by the Board of Governors of the Federal Reserve System designated as “Selected Interest Rates (Daily) -H.15” (or any successor designation or publication) (“H.15”) under the caption “U.S. government securities–Treasury constant maturities–Nominal” (or any successor caption or heading) (“H.15 TCM”). In determining the Treasury Rate, Bell Canada shall select, as applicable: (1) the yield for the Treasury constant maturity on H.15 exactly equal to the period from the redemption date to the applicable Make Whole Date (the “Remaining Life”); or (2) if there is no such Treasury constant maturity on H.15 exactly equal to the Remaining Life, the two yields – one yield corresponding to the Treasury constant maturity on H.15 immediately shorter than and one yield corresponding to the Treasury constant maturity on H.15 immediately longer than the Remaining Life – and shall interpolate to the applicable Make Whole Date on a straight-line basis (using the actual number of days) using such yields and rounding the result to three decimal places; or (3) if there is no such Treasury constant maturity on H.15 shorter than or longer than the Remaining Life, the yield for the single Treasury constant maturity on H.15 closest to the Remaining Life. For purposes of this paragraph, the applicable Treasury constant maturity or maturities on H.15 shall be deemed to have a maturity date equal to the relevant number of months or years, as applicable, of such Treasury constant maturity from the redemption date.

If on the third business day preceding the redemption date H.15 TCM is no longer published, Bell Canada shall calculate the Treasury Rate based on the rate per annum equal to the semi-annual equivalent yield to maturity at 11:00 a.m., New York City time, on the second business day preceding such redemption date of the United States Treasury security maturing on, or with a maturity that is closest to, the applicable Make Whole Date, as applicable. If there is no United States Treasury security maturing on the applicable Make Whole Date but there are two or more United States Treasury securities with a maturity date equally distant from the applicable Make Whole Date, one with a maturity date preceding the applicable Make Whole Date and one with a maturity date following the applicable Make Whole Date, Bell Canada shall select the United States Treasury security with a maturity date preceding the applicable Make Whole Date. If there are two or more United States Treasury securities maturing on the applicable Make Whole Date or two or more United States Treasury securities meeting the criteria of the preceding sentence, Bell Canada shall select from among these two or more United States Treasury securities the United States Treasury security that is trading closest to par based upon the average of the bid and asked prices for such United States Treasury securities at 11:00 a.m., New York City time. In determining the Treasury Rate in accordance with the terms of this paragraph, the semi-annual yield to maturity of the applicable United States Treasury security shall be based upon the average of the bid and asked prices (expressed as a percentage of principal amount) at 11:00 a.m., New York City time, of such United States Treasury security, and rounded to three decimal places.

Bell Canada’s actions and determinations in determining the redemption price shall be conclusive and binding for all purposes, absent manifest error.

Notice of any redemption will be mailed or electronically delivered (or otherwise transmitted in accordance with the depositary’s procedures) at least 15 days but not more than 60 days before the redemption date to each holder of the applicable Offered Notes to be redeemed.

In the case of a partial redemption, selection of the Offered Notes for redemption will be made pro rata, by lot or by such other method as the U.S. Trustee in its sole discretion deems appropriate and fair. No Offered Notes of a principal amount of $2,000 or less will be redeemed in part. If any Offered Note is to be redeemed in part only, the notice of redemption that relates to the applicable Offered Note will state the portion of the principal amount of the applicable Offered Note to be redeemed. A new Offered Note in a principal amount equal to the unredeemed portion of the applicable Offered Note will be issued in the name of the holder of the applicable Offered Note upon surrender for cancellation of the original applicable Offered Note. For so long as the Offered Notes are held by DTC (or another depositary), the redemption of the Offered Notes shall be done in accordance with the policies and procedures of the depositary.

Unless Bell Canada defaults in payment of the redemption price, on and after the redemption date interest will cease to accrue on the applicable Offered Notes or portions thereof called for redemption.

(2)	Redemption for Changes in Withholding Taxes

Each series of Offered Notes will also be subject to redemption as a whole, but not in part, at the option of Bell Canada at any time, on not less than 15 nor more than 60 days’ prior notice, at a redemption price equal to 100% of their principal amount, together with accrued and unpaid interest thereon up to but excluding their redemption date, in the event Bell Canada or the Guarantor is, or on the next relevant payment date would be, obliged to pay any Additional Amounts with respect to such Offered Notes or Guarantee as a result of a change in, or amendment to, the laws (including any regulations or rulings promulgated thereunder) of any Relevant Taxing Jurisdiction (as defined under “Additional Amounts” below) or as a result of any change in or amendment made to any official administrative policy, position or interpretation of any applicable taxing authority within a Relevant Taxing Jurisdiction, or judicial decision rendered by a court of competent jurisdiction, which change, amendment or decision is announced or becomes effective on or after the initial issue date of the applicable series of Offered Notes.

Global Securities

Upon original issuance, each series of Offered Notes will be represented by one or more global securities (the “Global Securities”) having an aggregate principal amount equal to that of the applicable series of Offered Notes represented thereby. Each Global Security will be deposited with, or on behalf of, DTC, as depositary, and registered in the name of Cede & Co. (or such other nominee as may be designated by DTC), as nominee of DTC. The Global Securities will bear legends regarding the restrictions on exchanges and registration of transfer thereof referred to below and any other matters as may be provided for by the U.S. Indenture.

DTC has advised Bell Canada as follows: DTC is a limited purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities of its participants (as defined below) and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers (including the underwriters), banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own DTC. Access to DTC’s book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly (“indirect participants”).

Notwithstanding any provision of the U.S. Indenture or the Offered Notes, no Global Security may be exchanged in whole or in part for Offered Notes registered, and no transfer of a Global Security in whole or in part may be registered, in the name of any person other than DTC or any nominee of DTC for such Global Security unless (i) DTC has notified Bell Canada that it is unwilling, unable or no longer permitted under applicable law to continue as depositary for the Global Security or has ceased to be qualified to act as such as required pursuant to the U.S. Indenture, (ii) there shall have occurred and be continuing an Event of Default with respect to the Offered Notes represented by such Global Security or (iii) Bell Canada and the Guarantor each so direct the U.S. Trustee.

All Offered Notes issued in exchange for a Global Security or any portion thereof will be registered in such names as DTC may direct.

As long as DTC, or its nominee, is the registered holder of a Global Security, DTC or such nominee, as the case may be, will be considered the sole owner and holder of such Global Security and the Offered Notes represented thereby for all purposes under the Offered Notes and the U.S. Indenture. Except in the limited circumstances referred to above, owners of beneficial interests in a Global Security will not be entitled to have such Global Security or any Offered Notes represented thereby registered in their names, will not receive or be entitled to receive physical delivery of certificated Offered Notes in exchange therefor and will not be considered to be the owners or holders of such Global Security or any Offered Notes represented thereby for any purpose under the Offered Notes or the U.S. Indenture. All payments of principal of and interest on a Global Security will be made to DTC or its nominee, as the case may be, as the holder thereof. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. These laws may impair the ability to transfer beneficial interests in a Global Security.

Ownership of beneficial interests in a Global Security will be limited to institutions that have accounts with DTC or its nominee (“participants”) and to persons that may hold beneficial interests through participants or indirect participants. In connection with the issuance of any Global Security, DTC will credit, in its book-entry registration and transfer system, the respective principal amounts of Offered Notes represented by the Global Security to the accounts of its participants. Ownership of beneficial interests in a Global Security will be shown only on, and the transfer of those ownership interests will be effected only through, records maintained by DTC’s participants and indirect participants.

Certain Notices

With respect to any Offered Notes represented by a Global Security, notices to be given to the holders of the Offered Notes will be deemed to have been fully and duly given to the holders when given to DTC, or its nominee, in accordance with DTC’s policies and procedures. Bell Canada believes that DTC’s practice is to inform its participants of any such notice it receives, in accordance with its policies and procedures. Persons who hold beneficial interests in the Offered Notes through DTC or its direct or indirect participants may wish to consult with them about the manner in which notices and other communications relating to the Offered Notes may be given and received through the facilities of DTC. None of Bell Canada, BCE or the U.S. Trustee or any of their respective agents will have any responsibility with respect to those policies and procedures or for any notices or other communications among DTC, its direct and indirect participants and the beneficial owners of the Offered Notes in global form, or for maintaining, supervising or reviewing any records relating to such beneficial interests.

With respect to any Offered Notes not represented by a Global Security, notices to be given to the holders of the Offered Notes will be deemed sufficient if mailed to the holders within the period prescribed for the giving of such notice.

Neither the failure to give any notice nor any defect in any notice given to a particular holder will affect the sufficiency of any notice given to another holder.

Additional Amounts

All payments made by Bell Canada or the Guarantor in respect of the Offered Notes will be made free and clear of, and without withholding or deduction for or on account of, any tax, duty, assessment or other governmental charge of whatever nature imposed, levied, collected, withheld or assessed by or on behalf of any taxing jurisdiction in which Bell Canada or the Guarantor is organized, resident or doing business for tax purposes, or from or through which any payment is made by or on behalf of Bell Canada or the Guarantor, or any political subdivision thereof or therein (a “Relevant Taxing Jurisdiction”; and each such tax, duty, assessment or other governmental charge, along with any related interest, penalties or additions to tax, “Taxes”), unless such withholding or deduction is required by law. If any applicable withholding agent is required by law to make any such withholding or deduction, Bell Canada or the Guarantor, as the case may be, shall pay such additional amounts (“Additional Amounts”) as will result in receipt by a Beneficial Tax Owner (as defined in the next sentence) of the Offered Notes of such amounts, after all required withholdings or deductions (including with respect to the Additional Amounts), as would have been received by such Beneficial Tax Owner had no such withholding or deduction been required. “Beneficial Tax Owner” means, with respect to any applicable withholding Tax, the person in respect of which such withholding tax is imposed.

However, no Additional Amounts will be payable with respect to a payment made to a holder or Beneficial Tax Owner of the Offered Notes for or in respect of:

(1)	any Taxes that would not have been imposed but for:

(A)

the existence of any present or former connection between the relevant holder or such Beneficial Tax Owner and the Relevant Taxing Jurisdiction, other than as a result of merely acquiring, holding, owning, receiving payment on, disposing of or enforcing such Offered Notes;

(B)	the presentation of such Offered Notes (where presentation is required) for payment more than 30 days after the date such payment was due and payable or was provided for, whichever is later,

except to the extent that Additional Amounts would have been payable had such Offered Notes been presented on the last day of such 30-day period;

(C)

with respect to any Canadian withholding tax, (i) the holder or Beneficial Tax Owner of such Offered Notes not dealing at arm’s length, within the meaning of the Income Tax Act (Canada) (the “Income Tax Act”), with Bell Canada or the Guarantor at the relevant time or (ii) Bell Canada or the Guarantor having an obligation to pay an amount under or in respect of such Offered Notes to a person, other than the recipient of the interest, with which Bell Canada or the Guarantor is not dealing at arm’s length, within the meaning of the Income Tax Act; or

(D)

with respect to any Canadian withholding tax, the holder or Beneficial Tax Owner of such Offered Notes being a, or not dealing at arm’s length within the meaning of the Income Tax Act with any, “specified non-resident shareholder” of Bell Canada or the Guarantor for the purposes of the thin capitalization rules in the Income Tax Act;

(2)	any estate, inheritance, gift, sales, transfer, personal property or similar Tax;

(3)

any Taxes imposed by reason of the failure of the holder or Beneficial Tax Owner of Offered Notes to comply with certification, information, documentation or other reporting requirements that such holder or Beneficial Tax Owner is legally eligible to comply with after receiving a reasonable written advance request from Bell Canada or the Guarantor to so comply, if such compliance is required or imposed by a statute, regulation or administrative practice of the Relevant Taxing Jurisdiction as a precondition to exemption from or reduction in all or part of such Taxes;

(4)

any Taxes payable otherwise than by deduction or withholding from payments in respect of the Offered Notes or under the Guarantee (other than any Taxes imposed pursuant to Part XIII of the Income Tax Act or Section 803 of the regulations made under the Income Tax Act);

(5)

any U.S. federal withholding Taxes imposed pursuant to Sections 1471 through 1474 of the Internal Revenue Code of 1986, as amended (the “Code”) as of the date hereof (or any amended or successor version that is substantively comparable and not materially more onerous to comply with), any current or future Treasury Regulations or other official administrative guidance promulgated thereunder (and including, for the avoidance of doubt, pursuant to any agreement entered into pursuant to Section 1471(b)(1) of the current Code (or any amended or successor version described above)) or any fiscal or regulatory legislation, rules or practices adopted pursuant to any intergovernmental agreement entered into in connection with the implementation of such Sections of the Code;

(6)

any Taxes imposed with respect to any payment of principal of (or premium, if any, on) or interest on such Offered Notes by Bell Canada or the Guarantor to any holder or Beneficial Tax Owner who is a fiduciary or partnership or any person other than the sole beneficial owner of such payment, to the extent that a beneficiary or settlor with respect to such fiduciary, a member of such partnership or the beneficial owner of such payment would not have been entitled to the Additional Amounts had such a beneficiary, settlor, member or beneficial owner been the actual holder or Beneficial Tax Owner of such Offered Notes; or

(7)	any combination of items (1) through (6) above.

Bell Canada or the Guarantor, if it is the applicable withholding agent, shall (1) make such withholding or deduction and (2) remit the full amount deducted or withheld to the Relevant Taxing Jurisdiction in accordance with applicable law. Bell Canada shall make commercially reasonable efforts to obtain certified copies of tax receipts evidencing the payment of any Taxes so deducted or withheld from the Relevant Taxing Jurisdiction. Bell Canada shall furnish to the U.S. Trustee, within 60 days after the date the payment of any Taxes so deducted or withheld is due pursuant to applicable law, either certified copies of tax receipts evidencing such payment or, if such receipts are not obtainable, other evidence of such payments.

At least 30 days prior to each date on which any payment in respect of each series of Offered Notes is due and payable, if Bell Canada or any Guarantor will be obligated to pay Additional Amounts with respect to such payment, Bell Canada or the Guarantor shall deliver to the U.S. Trustee an officer’s certificate stating that such Additional Amounts shall be payable and the amounts so payable and will set forth such other information necessary to enable the applicable paying agent to pay such Additional Amounts to the holders of such Offered Notes or the Beneficial Tax Owners on the payment date.

Whenever in the U.S. Indenture there is mentioned, in any context, the payment of amounts based upon the principal of, premium, if any, interest or any other amount payable under or in respect of any Offered Notes or under any Guarantee thereof, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

In the event that Bell Canada or the Guarantor, as the case may be, is or would become obligated to pay any Additional Amounts, Bell Canada may redeem all, but not less than all, the Offered Notes at any time at 100% of the principal amount of the Offered Notes, together with accrued and unpaid interest thereon to the redemption date. See “Redemption for Changes in Withholding Taxes” above.

Repurchase upon Change of Control Triggering Event

If a Change of Control Triggering Event occurs with respect to a series of the Offered Notes, unless Bell Canada has exercised its optional right to redeem all of such Offered Notes as described under “— Redemption” above, Bell Canada will be required to make an offer to each holder of such Offered Notes to repurchase all or, at the option of the holder thereof, any part (equal to US$2,000 or integral multiples of US$1,000 in excess thereof) of such Offered Notes pursuant to the offer described below (the “Change of Control Offer”). In the Change of Control Offer, Bell Canada will be required to offer payment in cash equal to 101% of the outstanding principal amount of the applicable Offered Notes together with accrued and unpaid interest on the applicable Offered Notes repurchased up to but excluding the date of purchase (the “Change of Control Payment”).

Within 30 days following any Change of Control Triggering Event with respect to a series of the Offered Notes, Bell Canada will be required to give written notice to each holder of the applicable Offered Notes, with a copy to the U.S. Trustee, describing the transaction or transactions that constitute the Change of Control Triggering Event and offering to repurchase the applicable Offered Notes on the date specified in the notice, which date will be no earlier than 15 days and no later than 60 days from the date such notice is given (the “Change of Control Payment Date”), pursuant to the procedure described herein and in such notice. Bell Canada must comply with the requirements of applicable securities laws and regulations in connection with the repurchase of such Offered Notes as a result of a Change of Control Triggering Event. To the extent that the provisions of any such applicable securities laws and regulations conflict with the Change of Control (as defined below) provisions, Bell Canada will be required to comply with such laws and regulations and will not be deemed to have breached its obligation to offer to repurchase the applicable Offered Notes by virtue of such conflict.

On the Change of Control Payment Date, Bell Canada will, to the extent lawful:

(i)	accept for payment all Offered Notes or portions of Offered Notes properly tendered pursuant to the Change of Control Offer;

(ii)

deposit with the U.S. Trustee an amount of money equal to the Change of Control Payment in respect of all Offered Notes or portions of Offered Notes properly tendered pursuant to the Change of Control Offer; and

(iii)

deliver or cause to be delivered to the U.S. Trustee the Offered Notes properly accepted, together with a certificate of Bell Canada stating the aggregate principal amount of the Offered Notes or portions of Offered Notes being purchased by Bell Canada.

The U.S. Trustee will promptly pay to each holder of properly tendered Offered Notes an amount equal to the Change of Control Payment in respect of such Offered Notes either, at the U.S. Trustee’s option, by mailing (first class mail, postage prepaid) a check to such holder or by means of a wire transfer in accordance with the applicable payment procedures of DTC, and the U.S. Trustee will promptly certify and mail (first class mail, postage prepaid), or cause to be transferred by book-entry, to each such holder a new debt security equal in principal amount to any unpurchased portion of any Offered Notes surrendered; provided that each new debt security will be in a principal amount of US$2,000 and integral multiples of US$1,000 in excess thereof.

Bell Canada will not be required to make a Change of Control Offer upon a Change of Control Triggering Event if a third party makes such an offer substantially in the manner, at the times and in compliance with the requirements for a Change of Control Offer (and for at least the same purchase price payable in cash) and such third party purchases all Offered Notes properly tendered and not withdrawn under its offer.

“Change of Control” means the occurrence of any one of the following: (i) the consummation of the direct or indirect sale, transfer, conveyance, lease or other disposition (other than by way of consolidation, amalgamation or merger), in one or a series of related transactions, of all or substantially all of the property and assets of Bell Canada and its subsidiaries, taken as a whole, to any person or group of persons acting jointly or in concert for purposes of such transaction other than (a) sales, transfers, conveyances, leases or other dispositions to Bell Canada and/or its subsidiaries, or (b) provided that the Offered Notes shall remain subject to the Guarantee, or any other guarantee by BCE of the full and timely payment when due of all of Bell Canada’s payment obligations to the U.S. Trustee and the holders thereof with respect to the Offered Notes, sales, transfers, conveyances, leases or other dispositions to BCE and/or its subsidiaries (excluding Bell Canada and its subsidiaries); or (ii) the consummation of any transaction including, without limitation, any consolidation, amalgamation, merger or issue of voting shares the result of which is that any person or group of persons acting jointly or in concert for purposes of such transaction (other than BCE, Bell Canada and/or their subsidiaries) becomes the beneficial owner, directly or indirectly, of voting shares of BCE or Bell Canada having more than 50% of the voting power for the election of directors of BCE or Bell Canada (but shall not include the creation of a holding company, the combination of Bell Canada with BCE or any of their subsidiaries by any method whatsoever or any other similar transaction that does not involve a change in the beneficial ownership of BCE, Bell Canada or any successor thereof).

“Change of Control Triggering Event” means the occurrence of both a Change of Control and a Rating Event.

“Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s Investor Service, Inc. (“Moody’s”), BBB- (or the equivalent) by Standard & Poor’s Financial Services LLC, a subsidiary of The McGraw-Hill Companies, Inc. (“S&P”) or BBB (low) (or the equivalent) by DBRS Limited (“DBRS”), or the equivalent investment grade credit rating from any other Specified Rating Agency.

“Rating Event” means, with respect to a series of Offered Notes, the rating of such Offered Notes is lowered to below an Investment Grade Rating by at least two out of three of the Specified Rating Agencies if there are three Specified Rating Agencies or all of the Specified Rating Agencies if there are less than three Specified Rating Agencies (the “Required Threshold”) on any day within the 60-day period (which 60-day period will be extended so long as the rating of such Offered Notes is under publicly announced consideration for a possible downgrade by such number of the Specified Rating Agencies which, together with Specified Rating Agencies which have already lowered their ratings on such Offered Notes as aforesaid, would aggregate in number the Required Threshold, but only to the extent that, and for so long as, a Change of Control Triggering Event would result if such downgrade were to occur) after the earlier of (a) the occurrence of a Change of Control and (b) public notice of the occurrence of a Change of Control or of BCE’s or Bell Canada’s intention or agreement to effect a Change of Control.

“Specified Rating Agencies” means, with respect to a series of Offered Notes, each of Moody’s, S&P and DBRS as long as, in each case, it has not ceased to rate such Offered Notes or failed to make a rating of such Offered Notes publicly available for reasons outside of Bell Canada’s control; provided that if one or more of Moody’s, S&P or DBRS ceases to rate such Offered Notes or fails to make a rating of such Offered Notes publicly available for reasons outside of Bell Canada’s control, Bell Canada may select any other “designated rating organization” within the meaning of National Instrument 41-101 of the Canadian Securities Administrators as a replacement agency for such one or more of them, as the case may be.

Covenants

In addition to the covenants described in the accompanying prospectus under “Description of the Debt Securities — U.S. Indenture — Covenants”, covenants to the following effect will apply to each series of the Offered Notes:

(1)

Corporate Existence. Subject to the provision described under the heading “Description of the Debt Securities — U.S. Indenture — Consolidation, Merger, Conveyance or Transfer” in the accompanying prospectus, Bell Canada has agreed that it will do all things necessary to preserve and keep in full force and effect its corporate existence.

(2)

Compliance Certificate. Each of Bell Canada and the Guarantor will give to the U.S. Trustee every year a written statement of certain of their respective officers certifying that to such officers’ knowledge, Bell Canada and the Guarantor, as the case may be, are in compliance with the U.S. Indenture and the debt securities issued under it, or else specifying any default.

Limitation on Suits

With respect to each series of Offered Notes, a holder of such Offered Notes may bring its own lawsuit or other formal legal action or take other steps to enforce its rights or protect its interests relating to such Offered Notes. Before such holder may do so, however, the following must occur:

(i)	the holder of such Offered Notes must give the U.S. Trustee written notice that an event of default has occurred and remains uncured;

(ii)

the holders of not less than 25% in principal amount of all such outstanding Offered Notes must make a written request that the U.S. Trustee take action because of the default, and must offer reasonable indemnity to the U.S. Trustee against the costs, expenses and other liabilities of taking that action;

(iii)	the U.S. Trustee must have not taken action for 60 days after receipt of the above notice and offer of indemnity; and

(iv)	no direction inconsistent with such written request has been given to the U.S. Trustee during such 60-day period by the holders of a majority in principal amount of such outstanding Offered Notes.

Notwithstanding any contrary provisions, nothing shall impair the right of a holder, absent the holder’s consent, to sue for any payments due but unpaid with respect to each series of Offered Notes.

Defeasance

Full Defeasance. If there is a change in U.S. federal tax law, as described below, Bell Canada can legally release itself from any payment or other obligations on each series of Offered Notes, called full defeasance, if it puts in place the following other arrangements for holders to be repaid:

•

Bell Canada must deposit, in trust for the benefit of all holders of the applicable Offered Notes, money, notes or bonds of the U.S. government or a U.S. government agency or U.S. government-sponsored entity (the obligations of which are backed by the full faith and credit of the U.S. government), or any combination thereof, that will generate enough cash to make interest, principal and any other payments on the applicable Offered Notes on their various due dates.

•

Bell Canada must deliver to the U.S. Trustee a legal opinion of its counsel stating that there has been a change in current U.S. federal tax law or an Internal Revenue Service (“IRS”) ruling pursuant to which the holders of the applicable Offered Notes will not recognize income, gain or loss for federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to federal income tax on the same amounts and in the same manner and at the same times as would be the case if such deposit, defeasance and discharge had not occurred.

If Bell Canada ever did accomplish full defeasance, as described above, holders of the applicable Offered Notes would have to rely solely on the trust deposit for repayment on such Offered Notes. Such holders could not look to Bell Canada for repayment in the event of any shortfall.

Covenant Defeasance. Even without a change in current U.S. federal tax law, Bell Canada can make the same type of deposit as described above, and will be released from certain of the restrictive covenants under each series of Offered Notes, including those described under “Covenants” above and “Repurchase upon Change of Control Triggering Event” above, and any events of default relating to breach of these covenants would no longer apply. This is called covenant defeasance. In that event, with respect to each series of Offered Notes, holders of such Offered Notes would lose the protection of these covenants but would gain the protection of having money and/or U.S. government or U.S. government agency notes or bonds set aside in trust to repay such Offered Notes. To achieve covenant defeasance, Bell Canada must do the following:

•

deposit, in trust for the benefit of all holders of the applicable Offered Notes, a combination of money, notes or bonds of the U.S. government or a U.S. government agency or U.S. government sponsored entity (the obligations of which are backed by the full faith and credit of the U.S. government), or any combination thereof, that will generate enough cash to make interest, principal and any other payments on such Offered Notes on their various due dates; and

•

deliver to the U.S. Trustee a legal opinion of its counsel confirming that the holders of the applicable Offered Notes will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and covenant defeasance and will be subject to federal income tax on the same amounts and in the same manner and at the same times as would be the case if such deposit and covenant defeasance had not occurred.

If Bell Canada accomplishes covenant defeasance, holders of the applicable Offered Notes could still look to Bell Canada for repayment of such Offered Notes if there were a shortfall in the trust deposit. In fact, if one of the remaining events of default occurs (such as a bankruptcy) and the applicable Offered Notes become immediately due and payable, there may be such a shortfall.

The U.S. Trustee

The U.S. Trustee under the U.S. Indenture shall be The Bank of New York Mellon, until a successor replaces it in accordance with the applicable provisions of the U.S. Indenture. The U.S. Trustee may provide banking and other services to Bell Canada or BCE in the ordinary course of its business.

Governing Law

The U.S. Indenture is, and each series of Offered Notes will be, governed by and construed in accordance with the laws of the State of New York.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

This section describes the material United States federal income tax consequences to a United States holder (as defined below) of owning any of the Offered Notes being offered by Bell Canada. It is the opinion of Sullivan & Cromwell LLP, United States counsel to Bell Canada and BCE. It applies to you only if you acquire any of the Offered Notes in the offerings at the applicable offering price and you hold your Offered Notes as capital assets for tax purposes. This section addresses only United States federal income taxation and does not discuss all of the tax consequences that may be relevant to you in light of your individual circumstances, including foreign, state or local tax consequences, and tax consequences arising under the Medicare contribution tax on net investment income or the alternative minimum tax. This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities,

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings,

•	a bank,

•	a life insurance company,

•	a tax-exempt organization,

•	a person that owns Offered Notes that are a hedge or that are hedged against interest rate risks,

•	a person that owns Offered Notes as part of a straddle or conversion transaction for tax purposes,

•	a person that purchases or sells Offered Notes as part of a wash sale for tax purposes, or

•	a person whose functional currency for tax purposes is not the U.S. dollar.

If you purchase Offered Notes at a price other than the applicable offering price, the amortizable bond premium or market discount rules may also apply to you. You should consult your tax advisor regarding this possibility.

This section is based on the Code, its legislative history, existing and proposed Treasury Regulations under the Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis. You should consult your own tax advisor about the application of United States federal income tax law to your particular situation as well as any tax consequences arising under the federal estate and gift tax laws and the tax laws of any state, local or non-U.S. jurisdiction.

If an entity or arrangement that is treated as a partnership for United States federal income tax purposes holds Offered Notes, the United States federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding Offered Notes should consult its tax advisor with regard to the United States federal income tax treatment of an investment in Offered Notes.

You are a United States holder if you are a beneficial owner of Offered Notes and you are, for United States federal income tax purposes:

•	a citizen or resident of the United States,

•	a domestic corporation,

•	an estate whose income is subject to United States federal income tax regardless of its source, or

•

a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

Please consult your own tax advisor concerning the consequences of owning Offered Notes in your particular circumstances under the Code and the laws of any other taxing jurisdiction.

Change of Control Triggering Event

Following the occurrence of a Change of Control Triggering Event, holders of any of the Offered Notes will have the right, subject to certain conditions, to require Bell Canada to repurchase such Offered Notes at a price equal to 101% of the aggregate principal amount of the Offered Notes repurchased plus accrued and unpaid interest, if any, to the date of repurchase. See “Description of Offered Notes — Repurchase upon Change of Control Triggering Event”. Such right may implicate the provisions of the Treasury Regulations relating to contingent payment debt instruments. Under those regulations, however, a contingency will not cause a debt instrument to be treated as a contingent payment debt instrument if, as of the issue date, such contingency is remote. Bell Canada intends to treat the possibility that a Change of Control Triggering Event will occur as a remote contingency, and therefore Bell Canada believes that any additional interest that is payable upon the repurchase of the applicable Offered Notes following a Change of Control Triggering Event will be taxable to you only at the time the interest accrues or is received in accordance with your method of accounting. The remainder of this discussion assumes that the Offered Notes will not be treated as contingent payment debt instruments.

Payments of Interest

You will be taxed on interest on your Offered Notes as ordinary income at the time you receive the interest or when it accrues, depending on your method of accounting for tax purposes.

Interest paid by Bell Canada on the Offered Notes is generally income from sources outside the United States for purposes of the rules regarding the foreign tax credit allowable to you and will generally be “passive” income for purposes of computing the foreign tax credit.

Purchase, Sale and Retirement of the Offered Notes

Your tax basis in your Offered Notes generally will be its cost. You will generally recognize capital gain or loss on the sale or retirement of your Offered Notes equal to the difference between the amount you realize on the sale or retirement, excluding any amounts attributable to accrued but unpaid interest which will be treated as interest payments and your tax basis in your Offered Notes. Capital gain of a noncorporate United States holder is generally taxed at preferential rates where the property is held for more than one year. The deduction of capital losses is subject to limitations.

Capital gain or loss on the sale or retirement of your Offered Notes is income from sources inside the United States for purposes of the rules regarding the foreign tax credit allowable to you.

Information with Respect to Foreign Financial Assets

If you own “specified foreign financial assets” with an aggregate value in excess of US$50,000 (and in some circumstances, a higher threshold) you may be required to file an information report with respect to such assets with its tax returns. “Specified foreign financial assets” may include financial accounts maintained by foreign financial institutions, as well as the following, but only if they are held for investment and not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-United States persons, (ii) financial instruments and contracts that have non-United States issuers or counterparties, and (iii) interests in foreign entities. You should consult your own tax advisors regarding the application of this reporting requirement to your ownership of the Offered Notes.

Backup Withholding and Information Reporting

If you are a noncorporate United States holder, information reporting requirements, on IRS Form 1099, generally would apply to payments of principal and interest on Offered Notes within the United States, and the payment of proceeds to you from the sale of Offered Notes effected at a United States office of a broker.

Additionally, backup withholding may apply to such payments if you fail to comply with applicable certification requirements or (in the case of interest payments) you are notified by the IRS that you have failed to report all interest and dividends required to be shown on your federal income tax returns.

Payment of the proceeds from the sale of Offered Notes effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale effected at a foreign office of a broker could be subject to information reporting in the same manner as a sale within the United States (and in certain cases may be subject to backup withholding as well) if (i) the broker has certain connections to the United States, (ii) the proceeds or confirmation are sent to the United States or (iii) the sale has certain other specified connections with the United States.

You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your income tax liability by filing a refund claim with the IRS.

MATERIAL CANADIAN INCOME TAX CONSEQUENCES

The following is, at the date hereof, a summary of the principal Canadian federal income tax considerations under the Income Tax Act generally applicable to the holders of the Offered Notes who acquire such notes as beneficial owners pursuant to this prospectus supplement who, for the purpose of the Income Tax Act and the regulations thereunder, are not resident or deemed to be resident in Canada (including as a consequence of an applicable tax treaty or convention), hold their Offered Notes as capital property, are not “specified shareholders” of the Company or persons who do not deal at arm’s length with a “specified shareholder” of the Company for purposes of the “thin capitalization” rule contained in subsection 18(4) of the Income Tax Act, deal at arm’s length with the Company (and any transferee resident or deemed to be resident in Canada to whom the holder disposes of Offered Notes), do not receive any payment of interest (including any amounts deemed to be interest) on the Offered Notes in respect of a debt or other obligation to pay an amount to a person with whom the Company does not deal at arm’s length, do not use or hold and are not deemed to use or hold the Offered Notes in carrying on business in Canada, are not entities in respect of which the Company is a “specified entity” (as defined in the proposals to amend the Income Tax Act released on April 29, 2022, and tabled in Parliament as Bill C-59 on November 21, 2023) with respect to “hybrid mismatch arrangements”, and are not insurers that carry on an insurance business in Canada and elsewhere (the “Non-Resident Holders”). THIS SUMMARY IS GENERAL IN NATURE AND IS NOT EXHAUSTIVE OF ALL POSSIBLE CANADIAN TAX CONSEQUENCES. ACCORDINGLY, PROSPECTIVE INVESTORS SHOULD CONSULT WITH THEIR OWN TAX ADVISORS FOR ADVICE WITH RESPECT TO THEIR PARTICULAR CIRCUMSTANCES, INCLUDING ANY CONSEQUENCES OF AN INVESTMENT IN THE OFFERED NOTES ARISING UNDER TAX LAWS OF ANY PROVINCE OR TERRITORY OF CANADA OR TAX LAWS OF ANY JURISDICTION OTHER THAN CANADA.

This summary is based on the current provisions of the Income Tax Act, the regulations thereunder and our counsel’s understanding of the current administrative practice and policies of the Canada Revenue Agency, including prior to the date hereof. This summary takes into account all specific proposals to amend the Income Tax Act and the regulations thereunder announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and assumes that the Proposed Amendments will be enacted as proposed. However, no assurances can be given that the Proposed Amendments will be enacted as proposed or at all. This summary does not otherwise take into account or anticipate changes in the law or administrative or assessing practice, whether by judicial, governmental, regulatory or legislative decisions or action, nor is it exhaustive of all possible Canadian federal income tax consequences. This summary does not take into account tax legislation of any province or territory of Canada or any jurisdiction other than Canada. This summary is of a general nature only and is not intended to be, and should not be interpreted as, legal or tax advice to any particular holder of an Offered Notes including the Non-Resident Holders. This summary further assumes that no amount paid or payable to a

Non-Resident Holder will be the deduction component of a “hybrid mismatch arrangement” under which the payment arises, within the meaning of proposed paragraph 18.4(3)(b) of the Income Tax Act (as contained in the Proposed Amendments released on April 29, 2022, and as tabled in Parliament as Bill C-59 on November 21, 2023) with respect to “hybrid mismatch arrangements”.

No Canadian withholding tax will apply to interest (including any amounts deemed to be interest), principal or premium paid or credited by the Company on the Offered Notes to Non-Resident Holders, or to the proceeds received by a Non-Resident Holder on a disposition of the Offered Notes, including a redemption, payment on maturity or repurchase.

No other tax on income (including taxable capital gains) is payable in respect of the purchase, repurchase, holding, redemption or disposition of the Offered Notes or the receipt of interest (including any amounts deemed to be interest), principal or any premium thereon by Non-Resident Holders.

UNDERWRITING

Subject to the terms and conditions set forth in the underwriting agreement, dated the date of this prospectus supplement, among the Company, BCE and the underwriters named below, for whom BofA Securities, Inc., RBC Capital Markets, LLC, CIBC World Markets Corp., Mizuho Securities USA LLC, Scotia Capital (USA) Inc. and SMBC Nikko Securities America, Inc. are acting as representatives, the Company has agreed to sell to each of the underwriters, and each of such underwriters has severally agreed to purchase, the respective principal amounts of Offered Notes set forth opposite its name below:

Underwriters	Principal Amount of 2034 Notes
BofA Securities, Inc.	US$	91,000,000
RBC Capital Markets, LLC		91,000,000
CIBC World Markets Corp.		91,000,000
SMBC Nikko Securities America, Inc.		91,000,000
National Bank of Canada Financial Inc.		49,000,000
Wells Fargo Securities, LLC		49,000,000
BMO Capital Markets Corp.		38,500,000
Citigroup Global Markets Inc.		38,500,000
Desjardins Securities Inc.		38,500,000
Mizuho Securities USA LLC		38,500,000
Scotia Capital (USA) Inc.		38,500,000
TD Securities (USA) LLC		38,500,000
Casgrain & Company Limited		7,000,000

Total	US$	700,000,000

Underwriters	Principal Amount of 2054 Notes
BofA Securities, Inc.	US$	97,500,000
RBC Capital Markets, LLC		97,500,000
Mizuho Securities USA LLC		97,500,000
Scotia Capital (USA) Inc.		97,500,000
National Bank of Canada Financial Inc.		52,500,000
Wells Fargo Securities, LLC		52,500,000
BMO Capital Markets Corp.		41,250,000
CIBC World Markets Corp.		41,250,000
Citigroup Global Markets Inc.		41,250,000
Desjardins Securities Inc.		41,250,000
SMBC Nikko Securities America, Inc.		41,250,000
TD Securities (USA) LLC		41,250,000
Casgrain & Company Limited		7,500,000

Total	US$	750,000,000

The underwriting agreement provides that the obligations of the several underwriters to purchase each series of Offered Notes offered hereby are subject to certain conditions and that the underwriters will purchase all of a series of Offered Notes offered by this prospectus supplement if any of the notes of such series of Offered Notes are purchased.

We have been advised by the representatives that the underwriters propose to offer each series of Offered Notes directly to the public at the applicable public offering price set forth on the cover page of this prospectus supplement and to certain dealers at such price less a concession not in excess of (i) 0.400% of the principal amount of the 2034 Notes and (ii) 0.500% of the principal amount of the 2054 Notes. The underwriters may allow, and such dealers may reallow, a concession not in excess of (i) 0.250% of the principal amount of the 2034 Notes to certain other dealers and (ii) 0.250% of the principal amount of the 2054 Notes to certain other dealers. After the initial public offering, the representatives of the underwriters may change the public offering price and other selling terms.

We estimate that our expenses relating to the offerings, excluding the underwriting commissions, will be approximately US$1,200,000.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, and to contribute to payments the underwriters may be required to make in respect of any of these liabilities.

Each series of Offered Notes is a new issue of securities with no established trading market. Neither series of Offered Notes will be listed on any securities exchange or any automated dealer quotation system. The underwriters may make a market in each series of Offered Notes after completion of the offering, but will not be obligated to do so and may discontinue any market making activities at any time without notice. No assurance can be given as to the liquidity of the trading market for each series of Offered Notes or that an active public market for either series of Offered Notes will develop. If an active public trading market for either series of Offered Notes does not develop, the market price and liquidity of such series of Offered Notes may be adversely affected.

In connection with the offering of each series of Offered Notes, the underwriters (or persons acting on their behalf) may over-allot Offered Notes or effect transactions with a view to supporting the market price of the Offered Notes during the stabilization period at a level higher than that which might otherwise prevail. However, stabilization may not necessarily occur. Any stabilization action may begin on or after the date of adequate public disclosure of the terms of the offer of such Offered Notes and, if begun, may cease at any time. In any event, any stabilization action must end no later than the earliest to occur of (i) 30 calendar days after the date on which the Company received the proceeds of the offering, or (ii) 60 calendar days after the date of allotment of such Offered Notes. Any stabilization action or over allotment must be conducted by the relevant underwriter(s) (or persons acting on their behalf) in accordance with all applicable laws and rules and will be undertaken at the offices of the underwriter(s) (or persons acting on their behalf).

The underwriters may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting commission received by it because the representatives have repurchased notes sold by or for the account of such underwriter in stabilizing or short covering transactions.

Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of either series of Offered Notes. In addition, neither we nor any of the underwriters makes any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

The underwriters have performed investment banking, commercial banking and advisory services for us from time to time for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. Certain of the underwriters or their affiliates that have a lending relationship with us routinely hedge, and others may hedge, their credit exposure to us consistent with their customary risk management policies. Typically, such underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the Offered Notes. Any such credit default swaps or short positions could adversely affect future trading prices of the Offered Notes. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

All of the underwriters, except Casgrain & Company Limited, are subsidiaries or affiliates of lenders (the “Lenders”) that have made credit facilities (the “Credit Facilities”) available to Bell Canada and its related issuers. As at September 30, 2023, approximately $1,309 million of indebtedness was outstanding and approximately $1,048 million of letters of credit were issued under the Credit Facilities. Accordingly, Bell Canada may be considered to be a connected issuer to the underwriters, except Casgrain & Company Limited, for purposes of securities laws in certain Canadian provinces. Bell Canada and its related issuers are not and have not been in default of their respective obligations to the Lenders under the Credit Facilities, which are unsecured. The proceeds to be received by Bell Canada from the offering of each series of the Offered Notes may, from time to time, be used to reduce indebtedness under the Credit Facilities. The decision to distribute the Offered Notes will be made by Bell Canada and the terms and conditions of distribution will be determined through negotiations between Bell Canada and the underwriters. None of the Lenders have had any involvement in the decision to offer the Offered Notes or in the determination of the terms of distribution of the Offered Notes. None of the underwriters will receive any benefit from the offering of either series of the Offered Notes other than their respective portions of the remuneration payable by Bell Canada on the principal amount of the Offered Notes sold through or to such underwriters. Certain of the underwriters or their affiliates have in the past engaged, and may in the future engage, in transactions with, and perform services, including commercial banking, financial advisory and investment banking services, for Bell Canada and its related issuers in the ordinary course of business for which they have received or may receive customary compensation.

Desjardins Securities Inc. and Casgrain & Company Limited are not U.S. registered broker-dealers and, therefore, will not effect any offers or sales of any Offered Notes in the United States or will do so only through one or more registered broker-dealers as permitted by the regulations of the Financial Industry Regulatory Authority.

T+3 Settlement Cycle

It is expected that delivery of each series of the Offered Notes will be made against payment therefor on or about February 15, 2024, which will be three business days following the date of this prospectus supplement. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade their Offered Notes on the date of this prospectus supplement will be required, by virtue of the fact that the Offered Notes will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Offered Notes who wish to trade their Offered Notes on the date of this prospectus supplement should consult their own advisors.

Selling Restrictions

All sales of the Offered Notes in the United States will only be made to institutions, and not to individuals.

Notice to Prospective Investors in Canada

Each underwriter has represented that it has not offered or sold, and has agreed not to offer or sell, directly or indirectly, in Canada, any of the Offered Notes.

Notice to Prospective Investors in the European Economic Area

This prospectus supplement has been prepared on the basis that any offer of the Offered Notes in any member state of the EEA will be made pursuant to an exemption under the Prospectus Regulation from the requirement to produce or publish a prospectus for offers of Offered Notes. Accordingly, any person making or intending to make an offer within a member state of the EEA of the Offered Notes which are the subject of an offering contemplated in this prospectus supplement may only do so to legal entities which are qualified investors as defined in the Prospectus Regulation, provided that no such offer of Offered Notes shall require the Company or any underwriter to produce or publish a prospectus pursuant to Article 3 of the Prospectus Regulation in relation to such offer.

Neither the Company nor the underwriters have authorized, nor do they authorize, the making of any offer of Offered Notes to any legal entity which is not a qualified investor as defined in the Prospectus Regulation. Neither the Company nor the underwriters have authorized, nor do they authorize, the making of any offer of Offered Notes through any financial intermediary, other than offers made by the underwriters, which constitute the final placement of the Offered Notes contemplated in this prospectus supplement.

The Offered Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the EEA. For these purposes, a “retail investor” means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of MiFID II; (ii) a customer within the meaning of the Insurance Distribution Directive, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in the Prospectus Regulation. Consequently no key information document required by the PRIIPs Regulation for offering or selling the Offered Notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the Offered Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

For the purposes of this provision, the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the Offered Notes to be offered so as to enable an investor to decide to purchase or subscribe the Offered Notes.

Each person in a member state of the EEA who receives any communication in respect of, or who acquires any Offered Notes under, the offers to the public contemplated in this prospectus supplement, or to whom the Offered Notes are otherwise made available will be deemed to have represented, warranted, acknowledged and agreed to and with each underwriter and the Company that it and any person on whose behalf it acquires Offered Notes is: (1) a “qualified investor” within the meaning of Article 2(e) of the Prospectus Regulation; and (2) not a “retail investor” (as defined above).

Any distributor subject to MiFID II (for the purposes of this paragraph, a “distributor”) subsequently offering, selling or recommending the Offered Notes is responsible for undertaking its own target market assessment in respect of the Offered Notes and determining the appropriate distribution channels for the purposes of the MiFID II product governance rules under Commission Delegated Directive (EU) 2017/593 (“Delegated Directive”). Neither the Company nor any of the underwriters make any representations or warranties as to a distributor’s compliance with the Delegated Directive.

Notice to Prospective Investors in the United Kingdom

This prospectus supplement has been prepared on the basis that any offer of the Offered Notes in the UK will be made pursuant to an exemption under the UK Prospectus Regulation and FSMA from the requirement to produce or publish a prospectus for offers of Offered Notes. Accordingly, any person making or intending to make an offer in the UK of the Offered Notes which are the subject of an offering contemplated in this prospectus supplement may only do so to legal entities which are qualified investors as defined in the UK Prospectus Regulation, provided that no such offer of Offered Notes shall require the Company or any underwriter to produce or publish a prospectus pursuant to Article 3 of the UK Prospectus Regulation or section 85 of the FSMA, in each case in relation to such offer.

Neither the Company nor the underwriters have authorized, nor do they authorize, the making of any offer of Offered Notes to any legal entity which is not a qualified investor as defined in the UK Prospectus Regulation. Neither the Company nor the underwriters have authorized, nor do they authorize, the making of any offer of Offered Notes through any financial intermediary, other than offers made by the underwriters, which constitute the final placement of the Offered Notes contemplated in this prospectus supplement.

The Offered Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the UK. For these purposes, a “retail investor” means a person who is one (or more) of: (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law by virtue of the EUWA; (ii) a customer within the meaning of the provisions of the FSMA and any rules or regulations made under the FSMA to implement Directive (EU) 2016/97, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of UK MiFIR; or (iii) not a qualified investor as defined in Article 2 of the UK Prospectus Regulation. Consequently no key information document required by the UK PRIIPs Regulation for offering or selling the Offered Notes or otherwise making them available to retail investors in the UK has been prepared and therefore offering or selling the Offered Notes or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation.

For the purposes of this provision, the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the Offered Notes to be offered so as to enable an investor to decide to purchase or subscribe the Offered Notes.

Each person in the UK who receives any communication in respect of, or who acquires any Offered Notes under, the offers to the public contemplated in this prospectus supplement, or to whom the Offered Notes are otherwise made available, will be deemed to have represented, warranted, acknowledged and agreed to and with each underwriter and the Company that it and any person on whose behalf it acquires Offered Notes is: (1) a “qualified investor” within the meaning of Article 2(e) of the UK Prospectus Regulation; and (2) not a “retail investor” (as defined above).

Any distributor subject to the FCA Handbook Product Intervention and Product Governance Sourcebook (the “UK MiFIR Product Governance Rules”) (for the purposes of this paragraph, a “distributor”) subsequently offering, selling or recommending the Offered Notes is responsible for undertaking its own target market assessment in respect of the Offered Notes and determining the appropriate distribution channels. Neither the Company nor any of the underwriters make any representations or warranties as to a distributor’s compliance with the UK MiFIR Product Governance Rules.

Each of the underwriters has represented and agreed that:

(a)

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the Offered Notes in circumstances in which Section 21(1) of the FSMA does not apply to the Company or the Guarantor; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Offered Notes in, from or otherwise involving the UK.

This document is for distribution only to persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations, etc.”) of the Financial Promotion Order, (iii) are outside the UK, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

Notice to Prospective Investors in Hong Kong

The Offered Notes may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), (ii) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the Offered Notes may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to Offered Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Japan

The Offered Notes have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, each of the underwriters, on behalf of itself and each of its affiliates that participates in the initial distribution of the Offered Notes, has undertaken that it has not offered or sold and will not offer or sell any Offered Notes, directly or indirectly, in Japan or to, or for the benefit of, any Japanese Person or to others for the re-offering or resale, directly or indirectly, in Japan or to, of for the benefit of, any Japanese Person except pursuant to an exemption from the registration requirements of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended), and under circumstances which will result in compliance with all applicable laws, regulations and guidelines promulgated by the relevant Japanese governmental and regulatory authorities and in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Singapore

This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Offered Notes may not be circulated or distributed, nor may the Offered Notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where the Offered Notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)

a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, shares, debt securities and units of shares and debt securities of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Offered Notes pursuant to an offer made under Section 275 of the SFA except:

i.

to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debt securities or units of shares and debt securities of that corporation or such rights and interest in that trust are acquired at a consideration of not less than US$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

ii.	where no consideration is or will be given for the transfer; or

iii.	where the transfer is by operation of law.

Singapore Securities and Futures Act Product Classification – Solely for the purposes of its obligations pursuant to sections 309B(1)(a) and 309B (1)(c) of the SFA, we have determined, and hereby notify all relevant persons (as defined in Section 309A of the SFA) that the notes are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Notice to Prospective Investors in Taiwan

The Offered Notes have not been and will not be registered with the Financial Supervisory Commission of Taiwan, the Republic of China (“Taiwan”), pursuant to relevant securities laws and regulations and may not be offered or sold in Taiwan through a public offering or in any manner which would constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or would otherwise require registration with or the approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering or sale of the Offered Notes in Taiwan.

Notice to Prospective Investors in Switzerland

The Offered Notes may not be publicly offered, sold or advertised, directly or indirectly, in, into or from Switzerland and will not be listed on the SIX Swiss Exchange or on any other exchange or regulated trading facility in Switzerland. Neither this prospectus supplement nor any other offering or marketing material relating to the Offered Notes constitutes a prospectus as such term is understood pursuant to article 652a or article 1156 S-15 of the Swiss Code of Obligations or a listing prospectus within the meaning of the listing rules of the SIX Swiss Exchange or any other regulated trading facility in Switzerland, and neither this prospectus supplement nor any other offering or marketing material relating to the Offered Notes or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Notice to Prospective Investors in the United Arab Emirates

The Offered Notes have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Dubai International Financial Centre and the Abu Dhabi Global Market) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Centre and the Abu Dhabi Global Market) governing the issue, offering and sale of securities. Further, this prospectus supplement and the accompanying prospectus do not constitute a public offer of securities in the United Arab Emirates (including the Dubai International Financial Centre and the Abu Dhabi Global Market) and are not intended to be a public offer. The prospectus supplement and the accompanying prospectus have not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority, the Dubai Financial Services Authority or the ADGM Financial Services Regulatory Authority.

This prospectus supplement is for distribution only to persons who (a) are outside the Dubai International Financial Centre, (b) are persons who meet the Professional Client criteria set out in Rule 2.3.4 of the Dubai Financial Services Authority (“DFSA”) Conduct of Business Module or (c) are persons to whom an invitation or inducement in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons” for the purposes of this paragraph). This prospectus supplement is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this prospectus supplement relates is available only to relevant persons and will be engaged in only with relevant persons. This prospectus supplement relates to an Exempt Offer as prescribed under, and in accordance with, the Markets Rules of the DFSA. This prospectus supplement is intended for distribution only to persons of a type specified in the Markets Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for the prospectus supplement. The Offered Notes to which this prospectus supplement relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the Offered Notes offered should conduct their own due diligence on the Offered Notes. If you do not understand the contents of this prospectus supplement you should consult an authorized financial advisor.

This prospectus supplement is for distribution only to persons who (a) are outside the Abu Dhabi Global Market (“ADGM”), or (b) are Authorised Persons or Recognised Bodies (as such terms are defined in the Financial Services and Markets Regulations 2015 (“FSMR”)), or (c) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 18 of FSMR) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons” for the purposes of this paragraph). This prospectus supplement is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this prospectus supplement relates is available only to relevant persons and will be engaged in only with relevant persons. This offer document is an “Exempt Offer” as prescribed under, and in accordance with, the Market Rules of the ADGM Financial Services Regulatory Authority. This Exempt Offer document is intended for distribution only to persons of a type specified in the Market Rules. It must not be delivered to, or relied on by, any other person. The ADGM Financial Services Regulatory Authority has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The ADGM Financial Services Regulatory Authority has not approved this Exempt Offer document nor taken steps to verify the information set out in it, and has no responsibility for it. The Offered Notes to which this Exempt Offer relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the Offered Notes offered should conduct their own due diligence on the Offered Notes. If you do not understand the contents of this Exempt Offer document you should consult an authorised financial advisor.

LEGAL MATTERS

Certain legal matters will be passed upon for the Company by Stikeman Elliott LLP, with respect to matters of Canadian federal and Québec laws. The validity of the Offered Notes will be passed upon for the Company by Sullivan & Cromwell LLP, New York, New York. The underwriters have been represented by Shearman & Sterling LLP, New York, New York with respect to U.S. legal matters, and by McCarthy Tétrault LLP, with respect to matters of Canadian federal and Québec laws.

As of the date hereof, the partners and associates of Sullivan & Cromwell LLP, as a group, the partners and associates of Shearman & Sterling LLP, as a group, the partners and associates of Stikeman Elliott LLP, as a group, and the partners and associates of McCarthy Tétrault LLP, as a group, each beneficially own, directly or indirectly, less than 1% of the outstanding securities of the Company and less than 1% of the outstanding securities of the Guarantor.

EXPERTS

The financial statements of BCE as at December 31, 2022 and 2021, and for each of the two years in the period ended December 31, 2022 incorporated by reference in this prospectus, and the effectiveness of BCE’s internal control over financial reporting have been audited by Deloitte LLP, an independent registered public accounting firm, as stated in their reports. Such financial statements are incorporated by reference in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

Deloitte LLP is independent of BCE within the meaning of the Code of Ethics of the Ordre des Comptables Professionnels Agréés du Québec and within the meaning of the U.S. Securities Act of 1933, as amended, and the applicable rules and regulations thereunder adopted by the SEC and the Public Company Accounting Oversight Board (United States).

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

This short form base shelf prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

This short form base shelf prospectus has been filed under legislation in all provinces of Canada that permits certain information about these securities to be determined after this short form base shelf prospectus has become final and that permits the omission from this short form base shelf prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities. This short form base shelf prospectus is filed in reliance on an exemption from the Canadian preliminary base shelf prospectus requirements for a well-known seasoned issuer.

Information has been incorporated by reference in this short form base shelf prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Bell Canada at 1, Carrefour Alexander-Graham-Bell, Building A, 7th Floor, Verdun (Québec) H3E 3B3, 514-786-8424 and are also available electronically at www.sedar.com.

Short Form Base Shelf Prospectus

New Issue	March 7, 2022

Bell Canada

Debt Securities

(UNSECURED)

Unconditionally guaranteed as to payment of principal,

interest and other payment obligations by BCE Inc.

Debt securities consisting of debentures, notes and/or other unsecured evidences of indebtedness or other instruments (collectively, the “Debt Securities” and each, individually, a “Debt Security”) of Bell Canada (the “Corporation” or “Bell Canada”) may be offered under this short form base shelf prospectus (the “Prospectus”) from time to time in one or more series or issues during the 25-month period that this Prospectus, including any amendments to this Prospectus, remains valid. The Debt Securities will either be Debt Securities that will rank pari passu, except as to sinking funds, if any, with all other unsecured and unsubordinated indebtedness of Bell Canada or Debt Securities that will be subordinated in right of payment to the prior payment in full of all Senior Debt (as defined in this Prospectus) of Bell Canada. Payment of principal, interest and other payment obligations under any Debt Securities to be issued hereunder will be fully and unconditionally guaranteed by BCE Inc. (“BCE” or the “Guarantor”). The obligations of the Guarantor under such guarantee will constitute direct unsecured obligations of the Guarantor and will either rank pari passu with all other unsecured and unsubordinated obligations of the Guarantor or be subordinated in right of payment to the prior payment in full of all Senior Guaranteed Obligations (as defined in this Prospectus) of the Guarantor.

The Debt Securities may be offered in an amount and on such terms as may be determined from time to time depending on market conditions and other factors. The specific variable terms of any offering of Debt Securities (including, where applicable and without limitation, the specific designation, the aggregate principal amount being offered, the currency, the issue and delivery date, the maturity date, the issue price (or the manner of determination thereof if offered on a non-fixed price basis), the interest rate (either fixed or floating and, if floating, the manner of calculation thereof), the interest payment date(s), the redemption, repayments, exchange or conversion provisions (if any), the repayment terms, the method of distribution, the form (either global or definitive), the authorized denominations and any other terms in connection with the offering and sale of the Debt Securities) will be set forth in one or more prospectus supplements or pricing supplements (collectively or individually, as the case may be, a “Prospectus Supplement”) which will accompany this Prospectus. A Prospectus Supplement may include specific variable terms pertaining to the Debt Securities that are not within the alternatives and parameters described in this Prospectus.

As of the date hereof, Bell Canada has determined that it meets the criteria to qualify as a “well-known seasoned issuer” as such term is defined in the WKSI Blanket Orders (as defined below). See “Well-Known Seasoned Issuer”. All shelf information permitted under applicable laws, including as permitted under the WKSI Blanket Orders, to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Debt Securities to which the Prospectus Supplement pertains.

Unless otherwise specified in an applicable Prospectus Supplement, the Debt Securities will not be listed on any securities exchange. There is currently no market through which the Debt Securities may be sold and purchasers may not be able to resell the Debt Securities purchased under this Prospectus and any applicable Prospectus Supplement. This may affect the pricing of these Debt Securities in the secondary market, the transparency and availability of trading prices, the liquidity of the Debt Securities, and the extent of issuer regulation. An investment in the Debt Securities involves risks. Prospective investors in the Debt Securities should carefully read and consider the information contained in, or incorporated by reference in, this Prospectus, as such disclosure shall be updated from time to time in BCE’s and Bell Canada’s continuous disclosure documents incorporated by reference herein. See “Risk Factors”.

Bell Canada’s head and registered office is located at 1, Carrefour Alexander-Graham-Bell, Building A, 7th Floor, Verdun (Québec) H3E 3B3.

Unless otherwise specifically stated, all dollar amounts in this Prospectus are expressed in Canadian dollars.

Bell Canada and BCE are permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this Prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States. BCE prepares its financial statements in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (the “IASB”), and they may be subject to Canadian auditing and auditor independence standards. They may not be comparable to financial statements of U.S. companies.

Owning the Debt Securities may subject you to tax consequences both in the United States and Canada. This Prospectus or any applicable Prospectus Supplement may not describe these tax consequences fully. You should read the tax discussion in any applicable Prospectus Supplement.

Your ability to enforce civil liabilities under the U.S. federal securities laws may be affected adversely because Bell Canada and BCE are incorporated in Canada, some of their officers and directors and some of the experts named in this Prospectus are Canadian residents, and a substantial portion of Bell Canada’s and BCE’s assets are located in Canada.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) OR ANY STATE SECURITIES REGULATOR NOR HAS THE SEC OR ANY STATE SECURITIES REGULATOR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

WHERE YOU CAN FIND MORE INFORMATION

In addition to its continuous disclosure obligations under the securities laws of the provinces of Canada, BCE is subject to the information requirements of the U.S. Securities Exchange Act of 1934, as amended, and in accordance therewith files reports and other information with the SEC. Under the multijurisdictional disclosure system adopted by the United States, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. Such reports and other information, when filed by BCE in accordance with such requirements, are available to the public through the SEC’s Internet site at http://www.sec.gov.

Bell Canada and BCE have filed with the SEC a Joint Registration Statement on Form F-10 (the “Joint Registration Statement”) under the U.S. Securities Act of 1933, as amended, with respect to the Debt Securities and of which this Prospectus is a part. This Prospectus does not contain all of the information set forth in the Joint Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. Reference is made to the Joint Registration Statement and the exhibits thereto for further information with respect to Bell Canada and BCE and the Debt Securities.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference into this Prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of the Corporation at the address set forth on the cover page of this Prospectus, and are also available electronically at www.sedar.com (“SEDAR”).

The following documents, filed by Bell Canada or BCE, as the case may be, with securities commissions or similar authorities in each of the provinces of Canada, as amended from time to time, are specifically incorporated by reference into, and form an integral part of, this Prospectus:

(a)	Bell Canada’s unaudited Selected Summary Financial Information for the years ended December 31, 2021 and 2020, filed on SEDAR under the document type “Other” on March 4, 2022;

(b)

BCE’s audited consolidated financial statements as at December 31, 2021 and 2020 and notes related thereto, and the Report of Independent Registered Public Accounting Firm thereon and the Report of Independent Registered Public Accounting Firm on BCE’s internal control over financial reporting as of December 31, 2021 as included on page 128 of BCE’s 2021 Annual Report;

(c)	BCE’s Management’s Discussion and Analysis for the years ended December 31, 2021 and 2020 (the “BCE 2021 Annual MD&A”);

(d)	BCE’s Annual Information Form dated March 3, 2022 for the year ended December 31, 2021;

(e)	BCE’s Management Proxy Circular dated March 4, 2021 in connection with the annual general meeting of the shareholders of BCE held on April 29, 2021;

(f)	any and all Prospectus Supplements in respect of this Prospectus as of the date of each such Prospectus Supplement; and

(g)	to the extent permitted by applicable securities laws, any other documents which Bell Canada elects to incorporate by reference into this Prospectus.

Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference in this Prospectus will be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in this Prospectus or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference into this Prospectus modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to prevent a statement that is made from being false or misleading in the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Prospectus.

Any document of the type required by National Instrument 44-101 – Short Form Prospectus Distributions (“NI 44-101”) to be incorporated by reference into a short form prospectus, including any annual information forms, material change reports (except confidential material change reports), business acquisition reports, interim financial statements, annual financial statements (in each case, including exhibits containing updated earnings coverage information) and the independent registered public accounting firm’s report thereon, management’s discussion and analysis and information circulars of BCE filed by BCE with securities commissions or similar authorities in Canada after the date of this Prospectus and prior to the completion or withdrawal of any offering under this Prospectus shall be deemed to be incorporated by reference into this Prospectus.

Any material change report (excluding any confidential material change report), Prospectus Supplement in respect of this Prospectus and selected summary financial information filed by Bell Canada with the various securities commissions or similar securities regulatory authorities in Canada after the date of this Prospectus and prior to the completion or withdrawal of any offering under this Prospectus shall be deemed to be incorporated by reference into this Prospectus.

Pursuant to the exemption provided under Section 13.4 of National Instrument 51-102 – Continuous Disclosure Obligations, Bell Canada does not file with the securities commissions and similar securities regulatory authorities in Canada separate continuous disclosure information regarding Bell Canada except for: (a) the selected summary financial information referred to above, and (b) a material change report for a material change in respect of the affairs of Bell Canada that is not also a material change in the affairs of BCE.

Upon a new annual information form and the related annual audited consolidated financial statements together with the independent registered public accounting firm’s report thereon and management’s discussion and analysis related thereto being filed by BCE, and upon new annual selected summary financial information being filed by Bell Canada, with the applicable securities regulatory authorities during the currency of this Prospectus, the previous annual information form, the previous annual audited consolidated financial statements and all interim financial statements, annual and quarterly management’s discussions and analyses, material change reports and selected summary financial information filed by BCE or Bell Canada, as the case may be, prior to the commencement of BCE’s financial year in which the new annual information form was filed, no longer shall be deemed to be incorporated by reference in this Prospectus for the purpose of future offers and sales of Debt Securities hereunder.

Upon a new management proxy circular relating to an annual general meeting of shareholders of BCE being filed by BCE with the applicable securities regulatory authorities during the currency of this Prospectus, the management proxy circular for the preceding annual general meeting of shareholders of BCE no longer shall be deemed to be incorporated by reference in this Prospectus for the purpose of future offers and sales of Debt Securities hereunder.

Certain marketing materials (as that term is defined in applicable securities legislation in Canada) may be provided to Canadian investors in connection with a distribution of Debt Securities under this Prospectus and any applicable Prospectus Supplement. Any “template version” of any such “marketing materials” (as those terms are defined in National Instrument 41-101 – General Prospectus Requirements) pertaining to a distribution of Debt Securities, and filed by Bell Canada after the date of the applicable Prospectus Supplement for the offering and before termination of the distribution of such Debt Securities, will be deemed to be incorporated by reference in such Prospectus Supplement for the purposes of the distribution of Debt Securities to which the Prospectus Supplement pertains.

A Prospectus Supplement containing the specific terms of an offering of Debt Securities, updated disclosure of earnings coverage ratio, if applicable, and other information in relation to the Debt Securities will be delivered to purchasers of such Debt Securities together with this Prospectus and shall be deemed to be incorporated by reference into this Prospectus as of the date of such Prospectus Supplement solely for the purposes of the offering of the Debt Securities covered by that Prospectus Supplement.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus, including the documents incorporated herein by reference, contains forward-looking statements about Bell Canada’s and BCE’s business outlook, objectives, strategies, plans, strategic priorities and results of operations as well as other statements that are not historical facts. A statement we make is forward-looking when it uses what we know and expect today to make a statement about the future. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, project, strategy, target and other similar expressions or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, seek, should, strive and will. All such forward-looking statements are made pursuant to the “safe harbour” provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995.

Unless otherwise indicated by Bell Canada or BCE, forward-looking statements contained in this Prospectus describe Bell Canada’s and BCE’s expectations, as applicable, as at the date of this Prospectus and forward-looking statements contained in the documents incorporated herein by reference describe Bell Canada’s and BCE’s expectations, as applicable, as of the date of such documents, unless otherwise indicated in such documents. Except as may be required by Canadian securities laws, Bell Canada and BCE do not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from Bell Canada’s and BCE’s expectations, as applicable, expressed in or implied by such forward-looking statements and that Bell Canada’s and BCE’s business outlook, objectives, plans and strategic priorities may not be achieved. These statements are not guarantees of future performance or events, and Bell Canada and BCE caution you against relying on any of these forward-looking statements. Forward-looking statements are provided in this Prospectus, including the documents incorporated herein by reference, for the purpose of assisting investors and others in understanding Bell Canada’s and BCE’s objectives, strategic priorities and business outlook, and in obtaining a better understanding of Bell Canada’s and BCE’s anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes.

Forward-looking statements made in this Prospectus, including the documents incorporated herein by reference, are based on a number of assumptions that BCE or Bell Canada, as applicable, believed were reasonable on the day they made the forward-looking statements. Refer in particular, but without limitation, to the sub-sections entitled “Assumptions” contained in sections 1.6, 3.2, 5.1, 5.2 and 5.3 of the BCE 2021 Annual MD&A, for a discussion of certain assumptions that BCE or Bell Canada have made in preparing forward-looking statements, as such disclosure shall be updated from time to time in BCE’s and Bell Canada’s continuous disclosure documents incorporated by reference herein. The foregoing assumptions, although considered reasonable by BCE or Bell Canada, as applicable, on the day they made the forward-looking statements, may prove to be inaccurate. Accordingly, our actual results could differ materially from our expectations.

Important risk factors that could cause actual results or events to differ materially from those expressed in, or implied by, the forward-looking statements contained in this Prospectus, including the documents incorporated herein by reference, are disclosed in section 9 entitled “Business risks” of the BCE 2021 Annual MD&A, as well as in the other sections of the BCE 2021 Annual MD&A referred to in such section, as such disclosure shall be updated from time to time in BCE’s and Bell Canada’s continuous disclosure documents incorporated by reference herein.

Readers are cautioned that the risks referred to above are not the only ones that could affect BCE and Bell Canada. Additional risks and uncertainties not currently known to BCE or Bell Canada or that BCE or Bell Canada currently deem to be immaterial may also have a material adverse effect on BCE’s or Bell Canada’s financial position, financial performance, cash flows, business or reputation.

From time to time, BCE and Bell Canada consider potential acquisitions, dispositions, mergers, business combinations, investments, monetizations, joint ventures and other transactions, some of which may be significant. Except as otherwise indicated by us, forward-looking statements do not reflect the potential impact of any such transactions or of special items that may be announced or that may occur after the date hereof. The financial impact of these transactions and special items can be complex and depends on the facts particular to each of them. Bell Canada and BCE therefore cannot describe the expected impact in a meaningful way or in the same way they present known risks affecting their business.

INTERCORPORATE RELATIONSHIPS

Bell Canada was incorporated by special act of the Parliament of Canada in 1880 and continued under the Canada Business Corporations Act (the “CBCA”) effective April 21, 1982. Bell Canada is also legally designated “The Bell Telephone Company of Canada” or “La Compagnie de Téléphone Bell du Canada” and its head and registered office is located at 1, Carrefour Alexander-Graham-Bell, Building A, Verdun (Québec) H3E 3B3.

BCE was incorporated in 1970 and was continued under the CBCA in 1979. It is governed by a certificate and articles of amalgamation dated August 1, 2004, as amended. BCE’s head and registered office is located at 1, Carrefour Alexander-Graham-Bell, Building A, Verdun (Québec) H3E 3B3.

The table below shows BCE’s main subsidiaries at December 31, 2021, where they are incorporated or registered, and the percentage of voting securities directly or indirectly held by BCE on that date. BCE has other subsidiaries, but they have not been included in the table because each represented 10% or less of its total consolidated assets and 10% or less of its total consolidated operating revenues at December 31, 2021. These other subsidiaries together represented 20% or less of BCE’s total consolidated assets and 20% or less of BCE’s total consolidated operating revenues at December 31, 2021.

SUBSIDIARY	WHERE IT IS INCORPORATED OR REGISTERED	PERCENTAGE OF VOTING SECURITIES HELD BY BCE (1)
Bell Canada	Canada	100%
Bell Mobility Inc.	Canada	100%
Bell Media Inc.	Canada	100%

(1)

At December 31, 2021, BCE directly held 94.1% of the voting securities of Bell Canada and indirectly held the remaining 5.9% through its wholly-owned subsidiary, Bell MTS Inc. BCE indirectly held all the voting securities of: (i) Bell Mobility Inc. (“Bell Mobility”) through Bell Canada, which in turn indirectly held all the voting securities of Bell Mobility through its wholly-owned subsidiary, Bell Mobility Holdings Inc.; and (ii) Bell Media Inc. (“Bell Media”) through Bell Canada.

BUSINESS OF THE CORPORATION AND OF THE GUARANTOR

BCE is Canada’s largest communications company, providing residential, business and wholesale customers with a wide range of solutions for all their communications needs. BCE reports the results of its operations in three segments: Bell Wireless, Bell Wireline and Bell Media. Bell Wireless provides wireless voice and data communication products and services to our residential, small and medium-sized business and large enterprise customers as well as consumer electronics products across Canada. Bell Wireline provides data, including Internet access and Internet protocol television (IPTV), local telephone, long distance, as well as other communication services and products to our residential, small and medium-sized business and large enterprise customers, primarily in Ontario, Québec, the Atlantic provinces and Manitoba, while satellite television (“TV”) service and connectivity to business customers are available nationally across Canada. In addition, this segment includes our wholesale business, which buys and sells local telephone, long distance, data and other services from or to resellers and other carriers. Bell Media provides conventional TV, specialty TV, pay TV, streaming services, digital media services, radio broadcasting services and out-of-home advertising services to customers nationally across Canada.

Additional information about BCE’s and Bell Canada’s business is included in the documents incorporated by reference into this Prospectus.

CONSOLIDATED CAPITALIZATION

The following table sets forth the consolidated capitalization of BCE (a) as at December 31, 2021 on an actual basis and (b) as at December 31, 2021 as adjusted to take into account (i) the issuance on February 11, 2022 of Bell Canada’s US$750,000,000 principal amount of 3.650% Notes, Series US-7, due August 15, 2052, (ii) the expected redemption on March 16, 2022 of all of Bell Canada’s $1,000,000,000 principal amount of 3.35% Debentures, Series M-26, due March 22, 2023, and (iii) the expected redemption on March 31, 2022 of all of BCE’s outstanding Cumulative Redeemable First Preferred Shares, Series AO.

	As at December 31, 2021 Actual	As at December 31, 2021 As Adjusted
	($ millions)	($ millions)
Debt due within one year	2,625	2,625

Long-term debt	27,048	27,002

Total debt	29,673	29,627

Equity
Preferred shares	4,003	3,885
Common shares	20,662	20,662
Contributed surplus	1,157	1,160
Accumulated other comprehensive income	213	213
Deficit	(3,400)	(3,400)
Non-controlling interest	306	306
Total equity	22,941	22,826
Total consolidated capitalization	52,614	52,453

As at December 31, 2021, the total consolidated debt of Bell Canada was $29,883 million. Included in this amount is $1 million due to a related party, BCE, and $236 million due to a related party, Bell MTS Inc., at December 31, 2021. There has been no material change in the share and loan capital of BCE since December 31, 2021, other than with respect to the transactions referred to above.

USE OF PROCEEDS

The use of proceeds from the sale of any Debt Securities will be described in a Prospectus Supplement relating to the specific issuance of Debt Securities. Bell Canada may use proceeds from the sale of Debt Securities hereunder for repayment of indebtedness, to fund capital expenditures or acquisitions and for other general corporate purposes.

DESCRIPTION OF THE DEBT SECURITIES

General

The terms and conditions set forth in this “Description of the Debt Securities” section will apply to each Debt Security unless otherwise specified in a Prospectus Supplement.

The Debt Securities are issuable, in one or more series or issues, from time to time at the discretion of Bell Canada, at prices and on terms determined at the time of issue during the 25-month period that this Prospectus, including any amendments to this Prospectus, remains valid. The Debt Securities will have maturities of not less than one year from the date of issue and can be issued at par (100% of the principal amount thereof), at a discount or at a premium.

The Debt Securities may be offered in an amount and on such terms as may be determined from time to time depending on market conditions and other factors. The specific variable terms of any offering of Debt Securities (including, where applicable and without limitation, the specific designation, the aggregate principal amount being offered, the currency, the issue and delivery date, the maturity date, the issue price (or the manner of determination thereof if offered on a non-fixed price basis), the interest rate (either fixed or floating and, if floating, the manner of calculation thereof), the interest payment date(s), the redemption, repayment, exchange or conversion provisions (if any), the repayment terms, the governing law, the name and compensation of the trustees, agents, underwriters or dealers, the method of distribution, the form (either global or definitive), the authorized denominations and any other terms in connection with the offering and sale of the Debt Securities), as well as any modifications of or additions to the general terms of the Debt Securities described in this Prospectus which may be applicable to a particular offering of Debt Securities, will be set forth in a Prospectus Supplement. Bell Canada also reserves the right to include in a Prospectus Supplement specific variable terms pertaining to the Debt Securities which are not within the options and parameters set forth in this Prospectus. Reference is made to the applicable Prospectus Supplement for a description of the specific variable terms of any offering of Debt Securities. Bell Canada may also, from time to time, issue debt securities and incur additional indebtedness otherwise than through the issue of Debt Securities offered pursuant to this Prospectus.

The Debt Securities which may be offered hereunder will consist of:

(i)

unsubordinated Debt Securities that will rank pari passu with all other unsecured and unsubordinated indebtedness of Bell Canada. Such unsubordinated Debt Securities may be issued under an indenture dated as of November 28, 1997 and indentures supplemental thereto between Bell Canada and BNY Trust Company of Canada, as trustee (as amended and supplemented from time to time in accordance with the terms thereof, the “MTN Indenture”), or an indenture dated as of September 12, 2016 entered into among Bell Canada, as issuer, BCE, as guarantor, and The Bank of New York Mellon, as trustee (as amended and supplemented from time to time in accordance with the terms thereof, the “U.S. Indenture”). Debt Securities issued under the MTN Indenture are hereinafter referred to as the “MTN Debentures”, and Debt Securities issued under the U.S. Indenture are hereinafter referred to as the “U.S. Debentures”; or

(ii)

subordinated Debt Securities which are subordinated in right of payment to the prior payment in full of all Senior Debt (as defined hereinafter). Such subordinated Debt Securities will be issued under an indenture dated as of April 17, 1996 and indentures supplemental thereto executed by Bell Canada in favour of Montreal Trust Company (the predecessor company of Computershare Trust Company of Canada), as trustee (as amended and supplemented from time to time in accordance with the terms thereof, the “Subordinated Indenture”). Debt Securities issued under the Subordinated Indenture are hereinafter referred to as the “Subordinated Debentures”.

Unsubordinated Debt Securities may also be issued under a distinct trust indenture or without the benefit of a trust indenture. The terms and conditions applicable to unsubordinated Debt Securities issued under a distinct trust indenture or without the benefit of a trust indenture will be set forth in such trust indenture or in the specific Debt Security, as the case may be, and summarized in the applicable Prospectus Supplement. Such terms and conditions may vary from those which apply to MTN Debentures and U.S. Debentures.

Notwithstanding the foregoing, only MTN Debentures, U.S. Debentures and Subordinated Debentures may be offered or sold in the United States.

The MTN Indenture, the U.S. Indenture and the Subordinated Indenture are sometimes referred to herein individually as an “Indenture” and collectively as the “Indentures”. The MTN Debentures, the U.S. Debentures and the Subordinated Debentures are sometimes referred to herein collectively as the “Debentures”. BNY Trust Company of Canada, Computershare Trust Company of Canada, The Bank of New York Mellon and any other trustee or co-trustee under the MTN Indenture, the U.S. Indenture or the Subordinated Indenture, acting in such capacity for a particular series of MTN Debentures, U.S. Debentures or Subordinated Debentures, are each sometimes referred to herein as the “Trustee”.

The following summaries of certain provisions of the Indentures and the Debentures do not purport to be complete in every detail, and are subject to and qualified in their entirety by the detailed provisions of the Indentures. Reference should be made to the Indentures for a full description of such provisions, including the definition of certain terms used herein, and for other information regarding the Debentures.

The Indentures

The following paragraphs, except where otherwise indicated, summarize certain provisions of the Indentures which are generally substantially similar.

Form and Denominations

The Debentures of any series or issue may be issued in the form of fully-registered definitive securities (the “Definitive Securities”) in denominations of $1,000 (in the case of the U.S. Debentures, U.S.$1,000) and integral multiples thereof or in such other forms and denominations as may be provided for by the terms of the Debentures of any particular series or issue and set forth in the applicable Prospectus Supplement. The Indentures also provide that Debentures of any series or issue may be issued in the form of one or more fully-registered global securities (the “Global Securities”), or in any combination of Definitive Securities and Global Securities.

Open Market Purchases

Bell Canada will have the right at any time and from time to time to purchase Debentures in the market, by tender or by private contract at any price.

Payment of Principal and Interest

Bell Canada will pay the principal of and premium, if any, and interest, if any, on the Debentures at the dates and places, in the currencies and in the manner described in the Debentures and in the Indentures. Unless otherwise provided in the terms of the Debentures of any series or issue and set forth in the applicable Prospectus Supplement, payment of interest, if any, on each Debenture will be made by electronic funds transfer or by cheque mailed to the address of the holder of each Debenture appearing on the registers maintained by the Trustee.

Payments made in respect of Debentures represented by Global Securities registered in the name of a depository or its nominee will be made to such depository or its nominee, as the case may be, as the registered holder of such Global Securities.

Payments of principal of and premium, if any, on Debentures will be made against presentation and surrender thereof for cancellation at such places as are designated in the Debentures.

Book-entry and other indirect holders should consult their banks, brokers or other financial institutions for information on how they will receive payments.

Right of Trustee to Enforce Payment

If Bell Canada fails to pay to the Trustee on demand, following a declaration made by the Trustee as described below under “Events of Default”, the principal of and premium, if any, and interest, if any, on MTN Debentures or Subordinated Debentures, as the case may be, then issued and outstanding under the applicable Indenture, the Trustee may, in its discretion, and shall upon the request in writing of the holders of not less than 25% of the principal amount of MTN Debentures or Subordinated Debentures, as the case may be, issued and outstanding under the applicable Indenture, and upon being indemnified to its reasonable satisfaction against all costs, expenses and liabilities to be incurred, proceed in its name as Trustee to obtain or enforce payment of the said principal and premium, if any, and interest, if any, on all outstanding MTN Debentures or Subordinated Debentures, as the case may be, under the applicable Indenture, together with other amounts due under such Indenture, by any remedy or proceeding authorized by the Indenture.

If an event of default with respect to U.S. Debentures of a series then issued and outstanding under the U.S. Indenture occurs and is continuing, the Trustee may, in its discretion, and shall upon the request in writing of the holders of not less than 25% of the principal amount of such series of U.S. Debentures issued and outstanding, and upon being indemnified to its reasonable satisfaction against all costs, expenses and liabilities to be incurred, proceed in its name as Trustee to protect and enforce its rights and the rights of the holders of such Debentures by such appropriate judicial proceedings as the Trustee shall deem most effectual to protect and enforce any such rights.

Holders of MTN Debentures, Subordinated Debentures or U.S. Debentures of a series issued under the Indentures may not institute any action or proceeding or exercise any other remedy authorized by the Indentures, including an action to enforce the Indentures or the MTN Debentures, Subordinated Debentures or series of U.S. Debentures, except as provided in the Indentures. Notwithstanding the foregoing, any holder of Debentures may institute suit for the enforcement of any payment of principal or interest on or after the respective due dates expressed in such Debentures.

Guarantee

The Guarantor has irrevocably and unconditionally guaranteed the full and timely payment when due, whether at stated maturity, by required payment, acceleration, declaration, demand or otherwise, of all of the payment obligations of Bell Canada under the MTN Indenture and Subordinated Indenture, and the Guarantor has fully, irrevocably and unconditionally guaranteed the full and prompt payment when due, whether at stated maturity, by required payment, acceleration, declaration, demand or otherwise, of all of the payment obligations of Bell Canada under the U.S. Indenture, in each case existing at the time the Guarantor entered into such guarantee and, unless otherwise provided in a supplemental trust indenture, incurred thereafter (the “Guarantee”). Such Guarantee therefore includes all of the payment obligations of Bell Canada under the Debt Securities in accordance with the terms of such Debt Securities and of the Indentures. The Guarantor has agreed that its obligations under the Guarantee shall be irrevocable and unconditional, irrespective of, shall not be affected or limited by, and shall not be subject to any defense, set-off, counterclaim or termination by reason of: (i) the legality, genuineness, validity, regularity or enforceability of the Guarantee or the liabilities of Bell Canada guaranteed thereby; (ii) any provision of applicable law or regulation prohibiting the payment by Bell Canada of the Debt Securities; or (iii) any other fact or circumstance which might otherwise constitute a defense to a guarantee. Under the MTN Indenture and the Subordinated Indenture, the Guarantor has no right of subrogation, reimbursement or indemnity whatsoever against Bell Canada, nor any right of recourse to security for its obligations under the Guarantee, unless and until all Debt Securities have been finally and irrevocably paid in full. Under the U.S. Indenture, the Guarantor is subrogated to all rights of the holders of U.S. Debentures of each series against Bell Canada in respect of any amounts paid to such holder by the Guarantor pursuant to the provisions of the Guarantee; provided, however, that the Guarantor shall not be entitled to enforce, or to receive any payments arising out of or based upon, such right of subrogation until the principal of (and premium, if any) and interest on all U.S. Debentures of such series have been paid in full. The obligations of the Guarantor under the Indentures and the Guarantee shall be continuing obligations. The liability of the Guarantor shall be discharged or satisfied only upon full payment and performance by either Bell Canada or the Guarantor of all the payment obligations of Bell Canada under the Debt Securities.

Governing Law

The MTN Indenture and the Subordinated Indenture are governed by the laws of the Province of Québec and the laws of Canada applicable therein. The U.S. Indenture is governed by the laws of the State of New York.

MTN Indenture

The following paragraphs summarize certain provisions of the MTN Indenture in addition to the provisions summarized in “Description of the Debt Securities — The Indentures”.

Covenants

The MTN Indenture contains covenants to the following effect:

(1)

Limitation on Liens. Subject to the exception set forth in paragraph (2) below, Bell Canada will not issue, assume or guarantee any Debt secured by, and will not after the date of the MTN Indenture secure any Debt by, a Mortgage upon any property of Bell Canada (whether now owned or hereafter acquired), without in any such case effectively providing concurrently therewith that the MTN Debentures (together with any other Debt of Bell Canada which may then be outstanding and entitled to the benefit of a covenant similar in effect to this covenant) shall be secured equally and rateably with such Debt; provided, however, that the foregoing restrictions shall not apply to Debt secured by:

(i)	Purchase Money Mortgages;

(ii)

Mortgages on property of a corporation existing at the time such corporation is merged into or consolidated with Bell Canada or at the time of a sale, lease or other disposition to Bell Canada of the properties of a corporation as an entirety or substantially as an entirety;

(iii)	Mortgages on current assets of Bell Canada securing Current Debt of Bell Canada; or

(iv)

any extension, renewal or replacement (or successive extensions, renewals or replacements) in whole or in part of any Mortgage referred to in the foregoing clauses (i) or (ii) or any Mortgage existing at the date of the MTN Indenture, provided, however, that the principal amount of Debt secured thereby shall not exceed the principal amount of Debt so secured at the time of such extension, renewal or replacement, and that such extension, renewal or replacement shall be limited to all or a part of the property which secured the Mortgage so extended, renewed or replaced (plus improvements on such property).

(2)

Additional Permitted Liens. In addition to Mortgages permitted by paragraph (1) above, Bell Canada may issue, assume or guarantee any Debt secured by, or secure after the date of the MTN Indenture any Debt by, a Mortgage upon any property of Bell Canada (whether now owned or hereafter acquired) if, after giving effect thereto, the aggregate principal amount of Debt secured by Mortgages of Bell Canada permitted only by this paragraph (2) does not at such time exceed 5% of the Net Worth of Bell Canada.

The terms “Current Debt”, “Debt”, “Mortgage”, “Net Worth of Bell Canada” and “Purchase Money Mortgage” are defined in the MTN Indenture.

Consolidation, Merger, Conveyance or Transfer

The MTN Indenture provides that Bell Canada will not consolidate with, amalgamate with or merge into any other person and will not transfer or convey its properties and assets as a whole or substantially as a whole to any person, unless (i) the successor corporation or person that acquires all or substantially all the assets of Bell Canada is a corporation, partnership or trust organized and existing under the laws of Canada or any province or territory thereof and expressly assumes all of the covenants to be performed by Bell Canada under the Indenture (except where such assumption is deemed to have occurred by the sole operation of law), and (ii) immediately after giving effect to such transaction, no event of default under the MTN Indenture, and no event which, after notice or lapse of time, or both, would become an event of default under the MTN Indenture, shall have happened and be continuing.

Modification

The rights of the holders of MTN Debentures under the MTN Indenture may in certain circumstances be modified. For that purpose, among others, the MTN Indenture contains provisions making Extraordinary Resolutions binding upon all holders of MTN Debentures issued thereunder. “Extraordinary Resolution” is defined, in effect, as a resolution passed at a meeting of such holders by the affirmative votes of the holders of at least 66 2/3% of the principal amount of MTN Debentures voted on the resolution at a meeting of holders at which a quorum, as specified in the MTN Indenture, is present or as one or more instruments in writing signed by the holders of at least 66 2/3% in principal amount of all outstanding MTN Debentures. In certain cases, modifications may require separate Extraordinary Resolutions of the holders of a specific series of MTN Debentures outstanding under the MTN Indenture.

Holders of at least 50% in principal amount of the outstanding MTN Debentures will constitute a quorum for a meeting of holders with respect to an Extraordinary Resolution. In the absence of a quorum, the meeting may be adjourned for a period of not less than 10 days as determined by the chairman of the meeting. Not less than five days’ notice shall be given of the time and place of such adjourned meeting. At the adjourned meeting, the holders of MTN Debentures present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally called.

Certain changes can be made only with the consent of each holder of an outstanding series of MTN Debentures. In particular, each holder must consent to changes in the right of a holder of MTN Debentures to receive payment of the principal of and interest on such MTN Debentures, on or after the respective due dates expressed in such MTN Debentures, or to institute suit for the enforcement of any such payment on or after such respective dates.

Events of Default

The MTN Indenture provides that any of the following constitutes an event of default: (i) default in the payment of the principal of or premium, if any, on any MTN Debenture when the same becomes due and payable and continuation of such default for a period of five days; (ii) default in the payment of any installment of interest on any MTN Debenture when the same becomes due and payable and continuation of such default for a period of 90 days; (iii) default in the payment of any purchase or sinking fund installment on any MTN Debenture when the same shall become due and payable and continuation of such default for a period of 30 days; (iv) default in the performance or observance of any covenant, agreement or condition of the MTN Indenture and continuation of such default for a period of 90 days after written notice has been given by the Trustee to Bell Canada specifying such default and requiring Bell Canada to remedy the same or after written notice by the holders of not less than 25% in principal amount of the MTN Debentures at the time outstanding; (v) certain events of insolvency or bankruptcy and, in certain cases, continuation of such events for a period of 60 days; and (vi) default, as defined in one or more instruments evidencing indebtedness for borrowed money of Bell Canada, shall happen and be continuing in relation to indebtedness in excess of 5% of the aggregate principal amount of all outstanding indebtedness for borrowed money of Bell Canada, and (a) shall consist of a failure to make any payment of principal at maturity or (b) shall have resulted in the acceleration of such indebtedness so that the same shall be or become due and payable prior to the date on which the same would otherwise have become due and payable.

If an event of default has occurred under the MTN Indenture and is continuing, the Trustee may in its discretion and shall upon the request in writing of the holders of at least 25% of the principal amount of the MTN Debentures issued and outstanding under the MTN Indenture, subject to any waiver of default under the MTN Indenture, by notice in writing to Bell Canada declare the principal and interest on all MTN Debentures then outstanding under the MTN Indenture and other money payable thereunder to be due and payable.

Transfer Agent and Registrar

The register for the MTN Debentures will be kept at the principal office of BNY Trust Company of Canada in Montréal, and facilities for registration, exchange and transfer of the MTN Debentures will be maintained at its offices in Montréal, Québec and Toronto, Ontario.

U.S. Indenture

The following paragraphs summarize certain provisions of the U.S. Indenture and U.S. Debentures in addition to the provisions summarized in “Description of the Debt Securities — The Indentures”.

Covenants

The covenants described in “Description of the Debt Securities — MTN Indenture — Covenants” in respect of MTN Debentures also apply to each series of U.S. Debentures, unless otherwise specified in the applicable Prospectus Supplement.

The U.S. Indenture includes other covenants, including a covenant by Bell Canada and the Guarantor to pay additional amounts on payments made to certain holders of a series of U.S. Debentures to compensate such holders for certain required tax withholdings and deductions applied to such payments (subject to the terms and conditions set forth in the U.S. Indenture), unless otherwise provided in the terms of such U.S. Debentures. This covenant, if applicable to the U.S. Debentures of a series, will be described in the applicable Prospectus Supplement.

Redemption for Changes in Withholding Taxes

The U.S. Indenture permits Bell Canada to redeem a series of U.S. Debentures, unless the terms of such series provide otherwise, if Bell Canada or the Guarantor is required to pay additional amounts on any payment to be made in respect of such series, subject to certain terms and conditions described in the U.S. Indenture. The terms of such right of redemption, if applicable to a series of U.S. Debentures, will be described in the applicable Prospectus Supplement.

Consolidation, Merger, Conveyance or Transfer

The provisions of the MTN Indenture described in “Description of the Debt Securities — MTN Indenture — Consolidation, Merger, Conveyance or Transfer” also apply to each series of U.S. Debentures, unless otherwise specified in the applicable Prospectus Supplement.

Modification and Waiver

Certain modifications and amendments to the U.S. Indenture applicable to each series of U.S. Debentures may be made without the consent of the holders of the U.S. Debentures. These modifications and amendments are limited to clarifications and certain other changes that would not adversely affect in any material respect holders of the U.S. Debentures.

Other modifications and amendments may be made with the consent of the holder(s) of not less than a majority in aggregate principal amount of the U.S. Debentures of the series outstanding under the U.S. Indenture that are affected by the modification or amendment, including any change or elimination of any provision of the U.S. Indenture and any modification of any right of the holders of U.S. Debentures.

However, no modification or amendment may be made without the consent of the holder of each U.S. Debenture that would: (i) change the stated maturity date of its principal amount; (ii) change its principal amount or any premium or rate of interest thereon; (iii) change the places at which payments are payable or the currency of payment; (iv) impair the right to sue for the enforcement of any payment due and payable, to the extent that such right exists; (v) reduce the percentage in aggregate principal amount of outstanding U.S. Debentures of the series necessary to modify or amend the indenture or to waive compliance with certain provisions of the indenture and certain defaults and their consequences; and (vi) modify the foregoing requirements or the provisions of the U.S. Indenture relating to the waiver of compliance with certain covenants of the U.S. Indenture and certain defaults and their consequences, except as otherwise specified.

Defeasance

The applicable Prospectus Supplement will contain a description of Bell Canada’s ability to legally release itself from any payment or other obligations with respect to the series of U.S. Debentures described in such Prospectus Supplement (called “full defeasance”), and from certain of the restrictive covenants applicable to such series of U.S. Debentures (called “covenant defeasance”), provided specified conditions are satisfied.

Events of Default

The events of default described in “Description of the Debt Securities — MTN Indenture — Events of Default” in respect of MTN Debentures also apply to each series of U.S. Debentures.

If an event of default with respect to a series of U.S. Debentures has occurred and is continuing, the Trustee may in its discretion, and shall upon the request in writing of the holders of at least 25% of the principal amount of the U.S. Debentures of such series issued and outstanding under the U.S. Indenture, subject to any waiver of default under the U.S. Indenture, by notice in writing to Bell Canada and the Guarantor declare the principal and interest on all U.S. Debentures of such series then outstanding under the U.S. Indenture and other money payable thereunder to be due and payable.

Book-entry and other indirect holders should consult their banks, brokers or other financial institutions for information on how to give notice or direction to, or make a request of, the Trustee and to make or cancel a declaration of acceleration.

Trustee

The Trustee shall have and be subject to all the duties and responsibilities specified with respect to an indenture trustee under the Trust Indenture Act of 1939. Subject to the provisions of the Trust Indenture Act of 1939, the Trustee under the U.S. Indenture is under no obligation to exercise any of the powers vested in it by the U.S. Indenture at the request of any holder of U.S. Debentures, unless offered reasonable security or indemnity by the holder against the costs, expenses and liabilities that might be incurred thereby.

Transfer Agent and Registrar

The register for the U.S. Debentures will be kept at the principal office of The Bank of New York Mellon, in New York, and facilities for registration, exchange and transfer of the U.S. Debentures will be maintained at its corporate trust office at 240 Greenwich Street, New York, NY 10286. If Bell Canada designates additional transfer agents, they will be named in the Prospectus Supplement. Bell Canada may cancel the designation of any particular transfer agent. Bell Canada may also approve a change in the office through which any transfer agent acts.

Subordinated Indenture

The following paragraphs summarize certain provisions of the Subordinated Indenture in addition to the provisions summarized in “Description of the Debt Securities — The Indentures”.

Subordination

The Subordinated Indenture provides that the indebtedness evidenced by the Subordinated Debentures is subordinate in right of payment to the prior payment in full of all Senior Debt of Bell Canada, whether outstanding on or created, incurred, assumed or guaranteed after the date of the Subordinated Indenture. “Senior Debt” is defined, in effect, as the principal of, premium, if any, interest on and all other amounts in respect of: (i) indebtedness, other than indebtedness represented by the Subordinated Debentures, issued, assumed or guaranteed by Bell Canada for borrowed money or for the deferred purchase price of property; (ii) all other liabilities of Bell Canada; and (iii) renewals, extensions or refundings of any indebtedness referred to in the foregoing clauses (i) and (ii), except, in each case, those which by their terms rank in right of payment equally with or subordinate to the Subordinated Debentures.

In the event of the insolvency or winding-up of Bell Canada, the holders of all Senior Debt are entitled to receive payment in full before the holders of the Subordinated Debentures are entitled to receive any payment. Notwithstanding the subordination provisions, Bell Canada may, except during any such insolvency or winding-up proceedings, make payments of principal of, premium, if any, and interest on the Subordinated Debentures.

Similarly, in the event of the insolvency or winding-up of Bell Canada, the indebtedness of the Guarantor evidenced by the Guarantee of the Subordinated Debentures (the “Guaranteed Obligations”) will be subordinated in right of payment to the prior payment in full of all Senior Guaranteed Obligations (as defined below) of the Guarantor, whether such Senior Guaranteed Obligations were outstanding on the date on which the Guarantor entered into the Guarantee or were thereafter granted, incurred, or assumed by the Guarantor. “Senior Guaranteed Obligations” means any and all payment obligations of the Guarantor arising from a guarantee of Bell Canada’s payment obligations (but excluding the Guaranteed Obligations or any other guarantee of Bell Canada’s payment obligations by the Guarantor which by its terms ranks in right of payment equally with or subordinated to the Guaranteed Obligations) whether such guarantee is outstanding on the date hereof or hereafter granted, incurred, or assumed by the Guarantor, and, for greater certainty includes the Guarantor’s payment obligations under: (i) the indenture dated as of July 1, 1976 and indentures supplemental thereto between Bell Canada and BNY Trust Company of Canada, as trustee, and indentures supplemental thereto between Bell Canada and BNY Trust Company of Canada, as trustee, and (ii) the MTN Indenture.

As a result of these subordination provisions, in the event of Bell Canada’s insolvency, holders of Subordinated Debentures may recover less than general creditors of Bell Canada.

Events of Default

The Subordinated Indenture provides that any of the following constitutes an event of default: (i) default in the payment of the principal of or premium, if any, on any Subordinated Debenture when the same becomes due and payable; (ii) default in the payment of any installment of interest on any Subordinated Debenture when the same becomes due and payable and continuation of such default for a period of 90 days; (iii) default in the payment of any purchase or sinking fund installment on any Subordinated Debenture when the same shall become due and payable and continuation of such default for a period of 30 days; (iv) default in the performance or observance of any covenant, agreement or condition of the Subordinated Indenture and continuation of such default for a period of 90 days after written notice has been given by the Trustee to Bell Canada specifying such default and requiring Bell Canada to remedy the same or after written notice by the holders of not less than 25% in principal amount of the Subordinated Debentures at the time outstanding; and (v) certain events of insolvency or bankruptcy and, in certain cases, continuation of such events for a period of 60 days.

If an event of default has occurred under the Subordinated Indenture and is continuing, the Trustee may in its discretion and shall upon the request in writing of the holders of at least 25% of the principal amount of the Subordinated Debentures issued and outstanding under the Subordinated Indenture, subject to any waiver of default under the Subordinated Indenture, by notice in writing to Bell Canada declare the principal and interest on all Subordinated Debentures then outstanding under the Subordinated Indenture and other money payable thereunder to be due and payable.

Reorganization, Reconstruction, Consolidation and Amalgamation

The Subordinated Indenture permits the reorganization or reconstruction of Bell Canada or the consolidation, amalgamation or merger of Bell Canada with any other corporation and permits the transfer by Bell Canada of its undertakings and assets as a whole or substantially as a whole to another corporation, provided that: (i) either at the time of or immediately after giving effect to such transaction, no condition or event shall exist as to Bell Canada or such successor or assign which constitutes or would constitute an event of default thereunder; (ii) such successor or assign expressly assumes all of the covenants to be performed by Bell Canada thereunder; and (iii) every such transaction shall be made on such terms and at such times and otherwise in such manner as shall be approved by Bell Canada and by the Trustee as being in no way prejudicial to the interests of the holders of debentures.

Modification

The provisions of the MTN Indenture described in “Description of the Debt Securities — MTN Indenture — Modification” also apply to the Subordinated Debentures.

Transfer Agent and Registrar

The register for the Subordinated Debentures will be kept at the principal office of BNY Trust Company of Canada, in Montréal, and facilities for registration, exchange and transfer of the Subordinated Debentures will be maintained at its offices in Montréal, Québec and Toronto, Ontario.

EARNINGS COVERAGE RATIOS

The following earnings coverage ratios are calculated for the twelve-month periods ended December 31, 2021, and give effect to the issuance, redemption and announced redemption of all long-term debt since January 1, 2021, as if these transactions occurred on January 1, 2021. These earnings coverage ratios do not give effect to the proposed issue of any Debt Securities pursuant to this Prospectus and any Prospectus Supplement, since the aggregate principal amounts and the terms of such securities are not presently known.

After giving effect to the above transactions, BCE’s interest on debt requirements amounted to $1,171 million for the twelve-month period ended December 31, 2021. BCE’s net earnings attributable to owners of BCE before interest expense and income tax was $4,966 million, for the twelve-month period ended December 31, 2021, which is 4.2 times BCE’s interest on debt requirements for such period. BCE’s net earnings attributable to owners of BCE before interest expense, income tax and non-controlling interest was $5,018 million for the twelve-month period ended December 31, 2021, which is 4.3 times BCE’s interest on debt requirements for such periods.

The earnings coverage ratios set out above do not purport to be indicative of an earnings coverage ratio for any future period.

RISK FACTORS

An investment in the Debt Securities involves risks. Prospective investors in the Debt Securities should carefully consider the information contained in, or incorporated by reference in, this Prospectus, including, without limitation, the risk factors disclosed in section 9 entitled “Business risks” of the BCE 2021 Annual MD&A, as well as in the other sections of the BCE 2021 Annual MD&A referred to in such section, as such disclosure shall be updated from time to time in BCE’s and Bell Canada’s continuous disclosure documents incorporated by reference herein, and the risk factors described below.

Debt Securities Denominated or Payable in Foreign Currencies

Debt Securities denominated or payable in foreign currencies may entail significant risks, and the extent and nature of such risks change continuously. These risks include, without limitation, the possibility of significant fluctuations in the foreign currency market, the imposition or modification of foreign exchange controls and potential illiquidity in the secondary market. These risks will vary depending upon the currency or currencies involved. Prospective purchasers should consult their own financial and legal advisors as to the risks entailed in an investment in Debt Securities denominated in currencies other than Canadian dollars. Such Debt Securities are not an appropriate investment for investors who are unsophisticated with respect to foreign currency transactions.

Limited Market

There is currently no market through which the Debt Securities may be sold and purchasers may not be able to resell the Debt Securities purchased under this Prospectus and any applicable Prospectus Supplement. This may affect the pricing of the Debt Securities in the secondary market, the transparency and availability of trading prices, the liquidity of the securities, and the extent of issuer regulation. Also, it cannot be assured that a secondary market for trading in the Debt Securities will develop or that any secondary market which does develop will continue.

Unsecured Debt Securities, Additional Indebtedness and Structural Subordination

Payment of principal, interest and other payment obligations under any Debt Securities to be issued hereunder will be fully and unconditionally guaranteed by the Guarantor. Although the Debt Securities and the Guarantee may not necessarily be subordinated to any other indebtedness, they are not and will not be secured. Furthermore, although Bell Canada’s and BCE’s various debt instruments restrict the incurrence of secured indebtedness, such indebtedness may, subject to certain conditions, be incurred. In addition, Bell Canada’s and BCE’s subsidiaries may incur indebtedness. Although BCE is the Guarantor of the Debt Securities that may be issued from time to time hereunder, it is not subject to the limitation on liens and other covenants under the Indentures. Consequently, BCE may, subject to the limitations and covenants under its own debt instruments, incur substantial additional indebtedness, which could make it more difficult for BCE to fulfill its Guarantee obligations with respect to the Debt Securities. The Debt Securities will be effectively subordinated to the creditors of Bell Canada’s subsidiaries and the Guarantee will be effectively subordinated to the creditors of BCE’s subsidiaries, in that the right of Bell Canada or BCE, as the case may be, to participate as a shareholder in the distribution of the assets of any subsidiary upon any such distribution would be subject to the prior claims of the creditors of such subsidiary.

Credit Ratings

There is no assurance that the credit rating, if any, assigned to Debt Securities issued hereunder will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by the relevant rating agency in the future if in its judgment circumstances so warrant. A revision or withdrawal of such rating may have an adverse effect on the market value of the Debt Securities.

TAXATION

The applicable Prospectus Supplement will describe the material Canadian and, if applicable, United States federal income tax consequences to an initial investor acquiring Debt Securities, including whether payments of principal, premium, if any, and interest in respect of the Debt Securities will be subject to Canadian non-resident withholding tax and any United States Federal income tax consequences relating to Debt Securities payable in a currency other than U.S. dollars, Debt Securities that are subject to early redemption or other special terms.

LEGAL MATTERS

Unless otherwise specified in the Prospectus Supplement relating to a particular offering of Debt Securities, certain legal matters relating to the issuance of the Debt Securities will be passed upon by Stikeman Elliott LLP and Sullivan & Cromwell LLP on behalf of the Corporation.

EXPERTS

Deloitte LLP, the external auditor of BCE, reported on BCE’s audited consolidated financial statements for each of the two years in the period ended December 31, 2021 and on the effectiveness of BCE’s internal control over financial reporting as of December 31, 2021, which reports are incorporated by reference herein. Such financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing. Deloitte LLP is independent of BCE within the meaning of the Code of Ethics of the Ordre des comptables professionnels agréés du Québec and within the meaning of the U.S. Securities Act of 1933, as amended, and the applicable rules and regulations thereunder adopted by the SEC and the Public Company Accounting Oversight Board (United States).

WELL-KNOWN SEASONED ISSUER

On December 6, 2021, the securities regulatory authorities in each of the provinces of Canada each independently adopted a series of mostly harmonized blanket orders, including DÉCISION No 2021-PDG-006 Décision générale relative à une dispense de certaines obligations du régime de prospectus préalable au bénéfice d’émetteurs établis bien connus of the Autorité des marchés financiers (General Order relating to an Exemption from Certain Prospectus Requirements for Well-Known Seasoned Issuers) (together with the equivalent local blanket orders in each of the other provinces of Canada, collectively, the “WKSI Blanket Orders”) in order to reduce regulatory burden for certain large, established reporting issuers with strong disclosure records associated with certain prospectus requirements under NI 44-101 – Short Form Prospectus Distributions and National Instrument 44-101 – Shelf Distributions (“NI 44-102”). The WKSI Blanket Orders came into force on January 4, 2022 and allow “well-known seasoned issuers”, or “WKSIs”, to file a final short form base shelf prospectus as the first public step in an offering, and exempt qualifying issuers from certain disclosure requirements relating to such final short form base shelf prospectus. As of the date hereof, Bell Canada has determined that it meets the criteria to qualify as a “well-known seasoned issuer” as such term is defined in the WKSI Blanket Orders.

ENFORCEABILITY OF CIVIL LIABILITIES UNDER THE U.S. FEDERAL SECURITIES LAWS

BCE and Bell Canada are Canadian companies and are governed by the laws of Canada. A substantial portion of their assets is located outside the United States and some or all of the directors and officers and some or all of the experts named in this Prospectus are residents of Canada. As a result, it may be difficult for investors to effect service within the United States upon BCE or Bell Canada and those directors, officers and experts, or to realize in the United States upon judgments of courts of the United States predicated upon civil liability of BCE or Bell Canada and such directors, officers or experts under the United States federal securities laws. BCE and Bell Canada have been advised by external counsel that there is doubt as to the enforceability in a Canadian court in original actions, or in actions to enforce judgments of United States courts, of civil liabilities predicated upon United States federal securities laws.

DOCUMENTS FILED AS PART OF THE JOINT REGISTRATION STATEMENT

The following documents have been filed with the SEC as part of the Joint Registration Statement of which this Prospectus is a part: (i) the documents listed in the second paragraph under “Documents Incorporated by Reference”; (ii) the consent of Deloitte LLP, independent registered public accounting firm; (iii) powers of attorney from directors and officers of BCE and Bell Canada; (iv) the MTN Indenture; (v) the Subordinated Indenture; (vi) the U.S. Indenture; and (vii) the Form T-1 of The Bank of New York Mellon.

US$1,450,000,000

Bell Canada

US$700,000,000 5.200% Series US-9 Notes due 2034

US$750,000,000 5.550% Series US-10 Notes due 2054

PROSPECTUS SUPPLEMENT

February 12, 2024

Joint Book-Running Managers

BofA Securities

RBC Capital Markets

CIBC Capital Markets

Mizuho

Scotiabank

SMBC Nikko

National Bank of Canada Financial Markets

Wells Fargo Securities

Co-Managers

BMO Capital Markets

Citigroup

Desjardins Capital Markets

TD Securities

Casgrain & Company Limited